UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the 2009 Annual Report for the year ended April 26, 2009

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☐          Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐        No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

July 17, 2009
Per: /s/ Sylvain Aubry
Sylvain Aubry
Senior Director, Legal Affairs and Corporate Secretary

Message to Shareholders
Annual Report 2009

Dear Shareholders;

Our largest market has spent the past year in a deep recession that stubbornly defies efforts to turn it around. Despite the economic turmoil that has ensued, I am pleased to report that Couche-Tard has completed a profitable and, in fact, record year. I am equally pleased to inform you that we have left no stone unturned in our efforts to continue to deliver strong and sustainable returns.

And writing these words gives me considerable satisfaction and pride in our operation.

____________

It was a year like no other.

Around the world, sophisticated economies deteriorated on an unprecedented scale. By February, 2009, 34 governments were injecting trillions of dollars of taxpayer funds to avert economic catastrophe. In the United States, the work force was shrinking at the incredible rate of half a million jobs a month.

Yet, here at Couche-Tard, we benefited from some of these developments, notably the collapse of crude oil pricing, to record the strongest net earnings in our history.

Revenues grew modestly by 2.7% to $15.8 billion. This was mainly due to acquisitions and same-store merchandise sales; motor fuel retail price declined in Canada and both price and volume declined in the U.S. Net earnings of $253.9 million, however, were up 34.1% over fiscal 2008. This was mostly due to improved motor fuel margins, recently acquired stores and sound cost management.

The details, as always, are found in our MD&A.

A Big Year for the Network

It was a big year for activity on the ground, as our network grew to just under 6,000 stores.

We added a net total of 324 units to our North American network during the last fiscal year. Then, just after the year closed, we signed a deal with Exxon Mobil for 43 company-operated stores in Phoenix and all the U.S. rights for the “On the Run” trademark, along with contracts for some 450 franchised stores.

The rapid and effective integration of new assets is a critical component of our success. Each Division Vice-President is responsible for the integrations within his division, under the eye of our Chief Operating Officer Réal Plourde, my long-standing partner in running Couche-Tard. It was a great effort from everyone.

Another key player is Brian Hannasch, Senior Vice-President for U.S. Operations, who is on most of our big acquisition files. Brian did a great job for us at the start of the year with Irving Oil, a strategically important deal because it took us into four new provinces and four new states on the eastern seaboard, improving still further our geographic diversification.

We also completed 211 IMPACT conversions, meaning 61% of our corporate stores now have been remodelled.

I should also mention that we are now the first convenience store chain in Ho Chi Minh city, after signing a master franchise and licence agreement for the exclusive development right of the Circle K brand in the Socialist Republic of Vietnam.

Back in the U.S., our colleagues in the Southeast, Florida and Gulf divisions had more than economic storms to weather, being hammered yet again in hurricane season. They faced two huge storms – Gustav, which came ashore in Louisiana and resulted in the largest population evacuation in U.S. history, followed by Ike, which shut down the Texas oil refineries and disrupted the supply chain.

Alimentation Couche-Tard / 1

Message to Shareholders
Annual Report 2009

Convenience stores often play a major role in such times of stress. Once again, the Circle K community rallied to the challenge with countless acts of kindness and support both for colleagues and others affected by the storms.

Planning to Stay in Front

When a race driver wins, the champagne flows. But not for long. Very soon, the team is back in the garage, making adjustments to get still more speed.

That’s pretty much the way we responded to our strong results this past fiscal year. We knew they would not be sustainable without improvements, because they had been driven in part by the extraordinary range of crude oil pricing that went from $147 a barrel to below $40. Let me explain the impact this had:

  We buy a large amount of motor fuel from our suppliers at a spot price that changes daily. For the last couple of years, these spot prices have had huge swings, routinely 5-10 cents per gallon in the US.

  Competition dictates how fast we can reflect the new price at the pump. Other gas stations may take longer to turn over inventory and can continue to sell at the old price. It usually takes an average of 4-6 days before we can pass the new price through to the customer.

  So, in a rising cost environment we suffer – as we did in fiscal 2008. In a declining cost environment we benefit: motor fuel gross profit in fiscal 2009 increased by $160 million over the previous fiscal year.

While this was great news for the year, you can’t build a plan on a windfall. Moreover, even with margins at this level, fuel was only 26% of our total gross profit whereas it accounts for 20-22%.

So we turned our attention to the other 78%-80%.

The Big Dig

Taking a cue from the City of Boston, we set out on our own version of The Big Dig. If we were going to improve margins on a sustainable basis without raising prices, we had three things to accomplish:

  Complete an in-depth benchmarking process and apply best practices;

  Analyse and reduce expenses under our control;

  Improve returns from labour management and purchasing.

Couche-Tard has a unique competitive advantage. Comparative information in the C-store industry is notoriously hard to obtain but we have the equivalent of 11 separate companies in disparate geographies, totally open to our scrutiny.

We benchmark continually. We are a very efficient retailer, but, over time, we left some inherited processes in place to smooth out a transition or get buy-in. We had actually begun our analysis in fiscal 2008 to deal with these and, as the climate deteriorated, we moved it up the priority ladder. It was painstaking work of peeling back one layer after another of each process in order to identify what worked best.

We reduced expenses on an ongoing basis through a great many initiatives and covered every line item in the P&L. Two categories were exempt from reduction: customer service training and marketing. We also did not change the Company bonus program, although we did freeze salaries for a year and reduced total pay to executives and board members by 10%.

Lean and Green

We took advantage of the process to advance our environmental initiatives, investing several million dollars in energy related moves to improve efficiency. For example:

  We rent cars for over 600 people and used to buy on price. We have now introduced fuel efficiency and life cycle cost to the purchasing criteria.

Alimentation Couche-Tard / 2

Message to Shareholders
Annual Report 2009

  We accelerated a campaign to introduce more efficient lighting at all our stores and some fuel courts. With close to 4,500 company-operated stores – almost two-thirds of them with fuel dispensing– these and other per-store savings make a significant, ongoing contribution.

More than 48,000 people now work in our network; labour costs are the largest expenditure and a challenge to manage efficiently. We have greatly improved our performance here with a time scheduler which manages employee schedules in relation to customer demand more precisely in every store.

I believe we are a pretty efficient purchaser, but for some time now I was conscious of not having a central, executive authority to focus on this aspect. The chance to remedy this came in the form of Alain Brisebois, a very talented executive whom I have known for a long time. Since joining us as Vice-President, Purchasing and Supply, Alain has uncovered improvements to our process.

With these improvements and expense reductions, I believe we will improve our merchandizing and service efficiencies still further and continue to generate excellent returns, even in adverse conditions.

Taking on Goliath

There’s one other significant drag on our profitability and we have decided to do something about it. I’m referring to the now exorbitant fees for processing e-payments set by the credit card industry.

Electronic mode payment costs have exceeded pre-tax profits in the U.S. convenience store industry for the last three years and the gap is widening dramatically. Based on published industry results for calendar 2008, total fees have more than doubled to $8.4 billion while industry pre-tax profits have sunk to $5.3 billion. That’s not a typo. According to this report, only 13% of these fees actually pay for the transaction interchange, the rest goes into reward programs, marketing campaigns and profits.

We are taking a lead position on this issue. I’m not a person who normally seeks out regulation but fees here are four times those in Australia, where sensible controls have been set. We have met with the ministers of Finance and Industry here in Canada and there are motions now in front of the U.S. Congress and the Senate where we have bipartisan support. I hope to have news in the near future.

Boosting our Food Service

So we have had, and continue to have, our challenges. But we also celebrate this year many positive developments from bananas to bill-paying services.

It is hard to picture a more natural product for a convenience store than a banana: nutritious, organic, easy to consume and already packaged. We first came across this as the result of an acquisition and have since rolled it out with great success in over 1,000 stores in the Great Lakes, Arizona, Midwest and Western Canada. We will include Eastern Canada this current year.

Our strategic emphasis on fresh food and innovation is a long-term profit builder and each year gives us more encouragement. Most of our U.S. divisions have installed warming counters and have had very successful roll-outs of hot food offerings such as hoagies, hot chicken and turkey sandwiches, etc.

This service requires a central kitchen in the region to keep the stores supplied. A less intensive alternative is based on in-store food preparation such as roller-grills for sausages and hotdogs. We are introducing propriety brands which will help to build awareness and demand for the food servings.

We have also enlarged our service offer in the network by installing ATMs and providing check cashing, gift cards and payment of public utility accounts.

Alimentation Couche-Tard / 3

Message to Shareholders
Annual Report 2009

Just How Successful Are We?

Despite this performance record, our footprint and our balance sheet strength, the valuation of the enterprise remains at one of the lowest levels in its history as a multiple of pre-tax earnings. Our value is seen as little different from much more highly-leveraged enterprises with one-tenth of our reach.

Perhaps this is because, as I have said, our record earnings this year stem from notoriously volatile fuel margins. But I also pointed out that this must be placed in context: sales of motor fuels may have represented 66% of revenues in 2009, but only 26% of the total gross profit.

This level of share pricing induced us in repurchasing our own shares in the last two fiscal years. A share buy-back is sometimes interpreted as a void in strategy but in our case, being able to buy into a well-run organization with excellent prospects at only five times EBITDA fits our strategy perfectly.

This process is increasing the value of the Company to you, our existing shareholders. Since we began this exercise two years ago, we have repurchased and cancelled 2,143,000 Class A voting shares and 15,693,506 Class B subordinate voting shares. And we are keeping lots of dry powder for buying someone else’s business, when that time comes.

We’re Ready!

It is said that luck is when preparedness meets opportunity. We have never been better prepared and I am excited at the opportunities in the market place today.

When I say prepared, I am thinking how we have improved our management expertise each year, how our network has flourished and how our employees have continuously grown stronger in both innovative merchandizing and customer service.

I am thinking also of our solid financial positioning that includes annual EBITDA of $500+ million, a cash position of $173 million and approximately $600 million available under our credit facilities. This is part of the legacy left by my old friend Richard Fortin, our long-time CFO who recently traded his briefcase for a golf bag after 25 years of service.

We will continue to benefit from Richard’s wisdom as Chairman of the Board. Meanwhile, financial stewardship is now in the excellent hands of Raymond Paré, a highly skilled manager and now our CFO. Raymond worked closely with Richard for the last six years in leading the most important files and negotiated our credit facilities that give us this remarkable position today. He is also the instigator of the benchmark analysis that was the core activity of our Big Dig. Raymond built over the years an outstanding team that I know he is proud of.

So we are well prepared. And we have plenty of opportunity.

I have always maintained that when a market gets stressed, opportunities emerge. We have been seeing a major escalation of challenges in our industry now for over two years and our experience in Canada with illegal tobacco provides a good example.

In Ontario and Quebec, over 50% of tobacco smoked is contraband. This, and the anti-display legislation, have placed a huge burden on legitimate retailers and especially the small mom-and-pop convenience stores.

As a result, convenience stores are currently failing at the rate of 1.5 per day in Ontario and 1 per day in Quebec. In both provinces we are seeing market share growth as a result.

Florida has a different pressure point. Thousands of gas stations, many attached to convenience stores, will have failed to comply with legislation to reinforce in-ground fuel tanks – costing $250,000-$400,000 per site- when the deadline arrives at the end of this year. Regulators show no signs of an extension, leaving under capitalized operators few options.

Alimentation Couche-Tard / 4

Message to Shareholders
Annual Report 2009

But in both instances, this is small compared to the fall-out to be expected from the economic downturn. Site selling prices have become more realistic in the last year and the pool of opportunity gets ever wider. There is no doubt in my mind that we will find attractive options turning up within the criteria we have set.

A Time for Thanks

It is customary at this point to conclude with appreciation for the efforts of employees in realizing the performance of the year under review. Nothing is more heartfelt, nor gives me greater pleasure.

Couche-Tard has evolved into a unique organization, now nudging on 6,000 stores in 11 major North American markets. This has happened mostly through a unique business model which has at its core the extraordinary strength of motivated, empowered people.

Convenience stores are the most fundamental, one-on-one businesses. Couche-Tard has grown because customers like to come back to a store that is on their way, or nearby, and where they are treated promptly in a fair and friendly way. This is thanks to our people.

The cutbacks we have made are considerable and they have been felt. But I am truly amazed and humbled at the number of messages sent back to me from the field that tell me that what we are doing is understood.

It leaves no doubt in my mind that the future for Couche-Tard is a bright one – and that it will be well-earned.

It only remains for me to thank also our Board of Directors for their sound advice and guidance, our managers, our business partners and you, our shareholders.

Don’t forget our next Annual General Meeting on September 2, 2009. I look forward to meeting you -- and Réal will be bringing the bananas.

Alain Bouchard
President and Chief Executive Officer

Alimentation Couche-Tard / 5

Management’s Discussion and Analysis
The purpose of this Management’s Discussion and Analysis (MD&A) is, as required by regulators, to explain management’s point of view on Alimentation Couche-Tard Inc.’s (Couche-Tard) financial condition and results of operations as well as the performance for fiscal year ended April 26, 2009. More specifically, it aims to let the reader better understand our development strategy, performance in relation to objectives, future expectations and how we address risk and manage our financial resources. This MD&A also provides information to improve the reader’s understanding of the consolidated financial statements and related notes. It should therefore be read in conjunction with those documents. By “we”, “our”, “us” and “the Company”, we refer collectively to Couche-Tard and its subsidiaries.

Except where otherwise indicated, all financial information reflected herein is expressed in United States dollars (US dollars) and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). We also use measures in this MD&A that do not comply with Canadian GAAP. When such measures are presented, they are defined and the reader is informed. You should read the following MD&A in conjunction with the annual consolidated financial statements and related notes included in Couche-Tard’s 2009 Annual Report (2009 annual report), which, along with additional information relating to Couche-Tard, including the latest Annual Information Form, is available on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov and on the Company’s website at www.couche-tard.com.

Forward-Looking Statements

This MD&A includes certain statements that are “forward-looking statements” within the meaning of the securities laws of Canada and the United States. Any statement in this MD&A that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this MD&A, the words “believe”, “intend”, “expect”, “estimate” and other similar expressions are generally intended to identify forward-looking statements. It is important to know that the forward-looking statements in this MD&A describe our expectations as at July 14, 2009, which are not guarantees of future performance of Couche-Tard or its industry, and involve known and unknown risks and uncertainties that may cause Couche-Tard’s or the industry’s outlook, actual results or performance to be materially different from any future results or performance expressed or implied by such statements. Our actual results could be materially different from our expectations if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. A change affecting an assumption can also have an impact on other interrelated assumptions, which could increase or diminish the effect of the change. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, the reader is cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

The foregoing risks and uncertainties include the risks set forth under “Business Risks” as well as other risks detailed from time to time in reports filed by Couche-Tard with securities regulators in Canada and the United States.

Our Business

We are the leader in the Canadian convenience store industry. With respect to our positioning in North America, we are the second-largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of stores.

Our network is comprised of 5,443 convenience stores throughout North America, including 3,646 stores with motor fuel dispensing. We are present in 11 North American markets, including eight in the United States covering 34 states and three in Canada covering ten provinces. More than 48,000 people are employed throughout our network and at the service offices.

Our mission is to offer our clients outstanding service by developing a customized and friendly relationship while still finding ways to surprise them on a daily basis. In this regard, we strive to meet the demands and needs of our clientele based on their regional requirements. To do so, we offer consumers food and beverage items, motor fuel and other high-quality products and services designed to meet clients’ demands in a clean and welcoming environment. Our positioning in the industry stems primarily from the success of our business model, which is based on a decentralized management structure, an ongoing assessment of best practices and operational expertise that is enhanced by our experience in the various regions of our network. Our positioning is also a result of our focus on in-store merchandise, as well as our continued investments in our IMPACT program and the technological development of our stores.

Alimentation Couche-Tard / 6

The convenience store sector is fragmented and in a consolidation phase. Economies of scale are now essential to succeed in this business sector. We are participating in this process through our acquisitions and the market shares we gain when competitors close sites and when we improve our offering and we believe that it is still possible for industry participants with a good financial position such as Couche-Tard to maintain sustained growth, especially in the current difficult economic conditions. However, as for acquisitions, they have to be concluded at reasonable conditions in order to create value for the Company and its shareholders. Therefore, we do not favor store count growth to the detriment of profitability.

2009 Overview

Net earnings amounted to $253.9 million for fiscal 2009, up 34.1% over fiscal 2008 due to improved motor fuel margins in the United States, recently acquired stores, growth of same-store merchandise sales, increased same-store motor fuel volume in Canada, sound management of operating expenses and a decrease in financial expenses. These positive items were partially offset by difficult economic conditions in some of our markets which contributed to the decrease in our merchandise and service gross margin and to the decrease in same-store motor fuel volume in the United States.

Partnership

In connection with our commercial partnership with Irving Oil which was put in place during the first quarter of fiscal 2009, we have integrated 125 Irving stores in Canada (118 company-operated stores and seven affiliated stores) and 124 in the U.S. during fiscal 2009, bringing the total number of integrated stores under this agreement to 249. In addition, pursuant to this commercial partnership, another 23 Irving stores located in the United States were added. These 23 stores were integrated with our network during the second, third and fourth quarters of fiscal 2009.

Business acquisitions

During fiscal 2009, we made the following business acquisitions:

  Effective April 29, 2008, we acquired 15 company-operated stores from Speedway Superamerica LLC. These stores operate under the Speedway banner in central Illinois, United States;

  Effective July 8, 2008, we acquired 70 company-operated stores from Spirit Energy, LLC. These stores operate under the Convenient Food Mart banner in the St. Louis, Missouri area and the nearby central Illinois area in the United States;

  Effective February 5, 2009, we acquired 13 company-operated stores located in the Province of Quebec, Canada from Exploitation Quali-T inc., a subsidiary of Groupe Therrien.

  Effective February 10, 2009, we acquired seven company-operated stores from Gate Petroleum Company. These stores operate under the Gate banner in the Greensboro and Raleigh regions of North Carolina, United States;

  During the fiscal year, we also acquired two other stores through two distinct transactions.

Franchises

On January 30, 2009, following the sale, by ConocoPhillips Company, of 314 stores they were operating under the Circle K banner pursuant to franchise agreements, we signed, with the buyers, Convenience Retailers LLC and PCF Saleco, LLC, new franchise agreements for the same stores. In addition, on January 26, 2009, we concluded another franchise agreement with Jump Oil Company for the conversion of 45 of their stores operated in Missouri, United States to the Circle K brand.

Share repurchase programs

1) Program effective August 8, 2007, which expired August 7, 2008

During fiscal 2009, under this program, we repurchased 8,800 Class A multiple voting shares at an average cost of Cdn$10.91 and 1,904,100 Class B subordinate voting shares at an average cost of Cdn$10.83. On a cumulative basis since the implementation of this program, we have repurchased a total of 2,125,400 Class A multiple voting shares at an average cost of Cdn$15.04 and 5,949,706 Class B subordinate voting shares at an average cost of Cdn$15.18.

Alimentation Couche-Tard / 7

2) Program effective August 8, 2008, expiring at the latest on August 7, 2009

On August 8, 2008, we implemented a second share repurchase program to repurchase up to 2,693,860 of the 53,877,212 Class A multiple voting shares and up to 14,031,210 of the 140,312,108 Class B subordinate voting shares issued and outstanding as at July 29, 2008 (representing 5.0% of the Class A multiple voting shares issued and outstanding and 10.0% of the Class B subordinate voting shares of the public float, as defined by applicable rules, as at that date, respectively). In accordance with the Toronto Stock Exchange requirements, a maximum daily repurchase of the greater of: 25.0% of the daily trading averages for the six months preceding July 29, 2008 and 1,000 shares can be made. When making such repurchases, the number of Class A multiple voting shares and of Class B subordinate voting shares in circulation is reduced and the proportionate interest of all remaining shareholders in the Company’s share capital is increased on a pro rata basis. The share repurchase period will end no later than August 7, 2009. All shares repurchased under the share repurchase program are cancelled upon repurchase.

During fiscal 2009 and since the implementation of this program, we have repurchased a total of 15,300 Class A multiple voting shares at an average cost of Cdn$13.17 and 7,483,400 Class B subordinate voting shares at an average cost of Cdn$13.02. Security holders may obtain a copy of the notice filed with the Toronto Stock Exchange, without charge, by contacting the Corporate Secretary of Couche-Tard at 1600, St-Martin Blvd. East, Tower B, 2nd Floor, Laval, Québec, H7G 4S7.

New credit agreements

On June 13, 2008 and March 24, 2009, we entered into two new credit agreements consisting of revolving unsecured credit facilities of a maximum amount of $310.0 million and $40.0 million, respectively, with terms and conditions similar to those of the other facility we already had as at April 27, 2008. The terms and conditions of the new facilities are described in Note 16a) of the consolidated financial statements included in the 2009 Annual Report.

Dividends

On July 14, 2009, the Board of Directors approved and declared a quarterly dividend of Cdn$0.035 per share for the fourth quarter of fiscal 2009 to shareholders on record as at July 23, 2009, and approved its payment for July 30, 2009. These are eligible dividends within the meaning of the Income Tax Act.

Corporate credit rating

Effective August 28, 2008, Standard & Poor’s credit rating agency raised our long-term corporate credit rating from BB to BB+. The upgrade reflects our resilient operating performance and credit metrics during the current difficult market conditions. As per Standard & Poor’s, the revised rating is supported by our strong market position in the North American convenience store segment, the solid performance of our merchandising programs and by management’s proven track record of integrating acquisitions.

Outstanding shares and stock options

As at July 10, 2009 Couche-Tard had 53,708,112 Class A multiple voting shares and 131,593,824 Class B subordinate voting shares issued and outstanding. In addition, as at the same date, Couche-Tard had 8,810,823 outstanding stock options for the purchase of Class B subordinate voting shares.

Alimentation Couche-Tard / 8

International economic crisis

In view of the current global economic crisis, we are keeping even closer tabs on our risk management strategy, performance and expenditures. As stated in previous communications, some of our markets are affected by the crisis. During fiscal years 2008 and 2009, although our results have remained more than satisfying, we nevertheless felt head winds in the growth of internal merchandise revenues, motor fuel volumes and gross margin. Given the breadth of the financial crisis and widespread belief that the economic situation will not improve before a few months, we will continue to manage prudently, to focus on customer service, invest in our stores and monitor acquisition opportunities. We are confident that our team will make the best of the situation in order to maintain maximum network performance and transform adversity into opportunities.

We believe the Company is well positioned to face this reality for the following reasons:

1)	Operating activities continue to generate significant net cash flows with $502.8 million for fiscal year 2009;
2)	The Company has a solid balance sheet as at April 26, 2009:
	a)	Cash position of $173.3 million;
	b)	A positive working capital of $30.0 million;
	c)	Approximately $600.0 million are available under our credit facilities;
	d)	Borrowed amounts on credit facilities and the unsecured subordinate debt will come to maturity only in fiscal 2013 and fiscal 2014, respectively;
	e)	The Company is respecting all its restrictive covenants;
	f)	The Company’s debt ratios and financial expenses coverage ratio are healthy:
		a.	net interest-bearing debt/total capitalization ratio: 0.30:1;
		b.	net interest-bearing debt/EBITDA ratio: 0.98:1;
		c.	EBITDA/financial expenses ratio: 16.24:1.
3)	We have taken and will continue to take effective measures to preserve cash and sustain performance, while maintaining our future growth perspectives:
	a)	Tight control of capital expenditures;
	b)	Constant monitoring of operating, selling, administrative and general expenses.

Based on our assessment of the current situation, we do not expect liquidities to be an issue over the next 12 months and do not foresee any other short-term problems that may compromise the normal course of business over that same period.

Subsequent event

On May 28, 2009, we closed the acquisition of 43 company-operated stores in Phoenix, Arizona, United States from ExxonMobil Corporation (ExxonMobil). The land and buildings of ten of these sites will be leased. As per the agreement, ExxonMobil also transferred to Couche-Tard the “On the Run” trademark rights in the United Sates as well as 450 franchised stores operating under this trademark in the United States.

Exchange rate data

We report in US dollars given the predominance of our operations in the United States and our US dollar denominated debt.

The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	12-week periods ended		52-week periods ended
	April 26, 2009	April 27, 2008	April 26, 2009	April 27, 2008	April 29, 2007
Average for period (a)	0.8020	0.9947	0.8760	0.9773	0.8789
Period end	0.8267	0.9840	0.8267	0.9840	0.8961
_______________________________
(a) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

As we use the US dollar as our reporting currency, in our consolidated financial statements and in the present document, unless indicated otherwise, results from our Canadian and corporate operations are translated into US dollars using the average rate for the period. Variances and explanations related to variations in the foreign exchange rate and the volatility of the Canadian dollar which we discuss in the present document are therefore related to the translation in US dollars of our Canadian and corporate operations results and do not have a true economic impact on our performance since most of the Company’s consolidated revenues and expenses are received or denominated in the functional currency of the markets in which it does business. Accordingly, our sensitivity to variations in foreign exchange rates is economically limited.

Alimentation Couche-Tard / 9

Accounting changes

Inventories

On April 28, 2008, we adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3031, “Inventories”, which replaces Section 3030 of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write downs if an increase in value of these inventories occurs. The Section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write downs and the amount of any reversal of any write downs. This new standard aligns accounting for inventories under Canadian GAAP with International Financial Reporting Standards (IFRS). The adoption of this new Section had no impact on our consolidated financial results.

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, we adopted retrospectively and without restatement of prior periods financial statements the recommendations of the Emerging Issues Committee (EIC) of the CICA relating to Abstract 173 (EIC-173), “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. These recommendations provide guidance in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 stipulates that an entity’s own credit risk and the credit risk of the counterparty should be taken into consideration in determining the fair value of these items. The adoption of these new recommendations had no impact on our consolidated financial results.

Income Statement Categories
Merchandise and Service Revenues. In-store merchandise revenues are comprised primarily of the sale of tobacco products, beer/wine, grocery items, candy, snacks, various beverages and fresh food offerings, including quick service restaurants (QSRs). Service revenues include fees from automatic teller machines, sales of calling cards and gift cards, revenues from car washes, the commission on sale of lottery tickets and issuance of money orders, fees for cashing cheques as well as sales of postage stamps and bus tickets. Service revenues also include franchise fees, license fees from affiliates and royalties from franchisees.

Motor Fuel Revenues. We include in our revenues the total dollar amount of motor fuel sales, including any imbedded taxes, if we take ownership of the motor fuel inventory. In the United States, in some instances, we purchase motor fuel and sell it to certain independent store operators at cost plus a mark-up. We record the full value of these revenues (cost plus mark-up) as motor fuel revenues. Where we act as a selling agent for a petroleum distributor, only the commission we have earned is recorded as revenues. Gross profit from motor fuel is derived by deducting the cost of the motor fuel from the motor fuel revenues, except for commission stores where the gross profit is equal to the recorded commission from the sale.

Gross Profit. Gross profit consists mainly of revenues less the cost of goods and motor fuel sold. For in-store merchandise, the cost of inventory is generally determined using the retail method (retail price less a normal margin), and for motor fuel, it is determined using the average cost method.

Operating, Selling, Administrative and General Expenses. The primary components of operating, selling, administrative and general expenses are labour, occupancy costs, electronic payment modes fees, commissions to dealers and overhead and include advertising expenses that are charged to earnings as incurred.

Key performance indicators used by management, which can be found under “Selected Consolidated Financial Information - Other Operating Data”, are merchandise and service gross margin, growth of same-store merchandise revenues, motor fuel gross margin and growth of same-store motor fuel volume.

Alimentation Couche-Tard / 10

Summary of changes in our stores during the fourth quarter and fiscal year ended April 26, 2009

The following table presents certain information regarding changes in our stores over the 12-week period ended April 26, 2009 (fourth quarter of 2009) and the 52-week period ended the same date (fiscal year 2009):

		12-week period ended			52-week period ended
			April 26, 2009			April 26, 2009
	Company-			Company-
	operated	Affiliated		operated	Affiliated
	stores	stores	Total	stores	stores	Total

Number of stores, beginning of period	4,370	1,074	5,444	4,068	1,051	5,119

Acquisitions	21	-	21	107	-	107

Openings / constructions / additions (1)	32	18	50	311	78	389

Closures / withdrawals	(28)	(44)	(72)	(91)	(81)	(172)

Number of stores, end of period	4,395	1,048	5,443	4,395	1,048	5,443
(1) Includes stores added to our network through the partnership agreement with Irving Oil.

During the year, we also implemented our IMPACT program in 211 company-operated stores (81 during the fourth quarter). As a result, 61.0% of our company-operated stores have now been converted to our IMPACT program.

Summary analysis of consolidated results for the fourth quarter of fiscal 2009

The following table highlights certain information regarding our operations for the 12-week periods ended April 26, 2009 and April 27, 2008:

(In millions of US dollars, unless otherwise stated, unaudited)
	12-week period ended	12-week period ended	Change
	April 26, 2009	April 27, 2008%
Revenues	2,994.0	3,705.8	(19.2)
Operating income	62.4	23.8	162.2
Net earnings	38.0	15.5	145.2
Selected Operating Data:

Merchandise and service gross margin (1) :
Consolidated	33.6%	33.7%	(0.1)
United States	33.6%	33.2%	0.4
Canada	33.8%	34.7%	(0.9)
Growth of same-store merchandise revenues (2) (3) :
United States	3.3%	0.1%
Canada	2.8%	2.2%
(Decrease) growth of same-store motor fuel volume (3) :
United States	(4.1%)	0.9%
Canada	2.2%	5.8%
Motor fuel gross margin (3) :
United States (cents per gallon)	11.38	10.02	13.6
Canada (Cdn cents per litre)	5.62	5.25	7.0

(1)	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2)	Excludes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees. Growth in Canada is calculated based on Canadian dollars.
(3)	For company-operated stores only.

For the 12-week period ended April 26, 2009, we achieved revenues of $3.0 billion, compared with $3.7 billion for the same period in fiscal 2008, a decrease of 19.2% or $711.8 million. Of this amount, $903.0 million is due to a lower retail price at the pump compared to the fourth quarter of fiscal 2008 and $145.8 million is due to the depreciation of the Canadian dollar against its U.S. counterpart. These decreases were partially offset by additional revenues of $384.0 million generated by acquisitions. We recorded 79.7% of our revenues in the United States, compared with 81.5% in the fourth quarter last fiscal year.

Growth of same-store merchandise revenues in the United States stood at 3.3%, of which 2.7% is due to the positive effect of the federal tax increase on tobacco products during the fourth quarter of 2009 while the remaining increase is due to the ability of our business units to put forward a product mix allowing them to maintain revenues as well as gross margin. As for the Canadian market, the 2.8% increase in same-store merchandise revenues is chiefly due to our merchandising strategy.

Alimentation Couche-Tard / 11

Same-store motor fuel volume dropped by 4.1% in the United States and rose 2.2% in Canada. The poor performance in the United States can be explained by the unfavourable economic climate affecting some of our business units. However, the trend shows improvement compared to previous quarters.

During the fourth quarter of fiscal 2009, the merchandise and service gross margin stood at 33.6%, compared with 33.7% in the fourth quarter of fiscal 2008. In the United States, gross margin rose to 33.6% in the fourth quarter of 2009, an increase compared with 33.2% in fiscal 2008, due to the implementation of our Impact conversion program in a growing number of stores, a more favorable product-mix as well as our merchandising strategies. In Canada, the margin fell to 33.8%, from 34.7% in fiscal year 2008. The performance in Canada is mainly the result of a merchandising strategy in tune with market competitiveness and economic conditions within each market as well as a less favourable product. Finally, some recent acquisitions in Canada and the United States posted a lower gross margin than the existing network thereby lowering the overall gross margin. This situation should improve as our integration and improved supply terms strategies are implemented.

Motor fuel gross margin for our company-operated stores in the United States rose 1.36¢ per gallon, from 10.02¢ per gallon in the fourth quarter of fiscal 2008 to 11.38¢ per gallon this quarter. In Canada, the margin rose, reaching Cdn5.62¢ per litre compared with Cdn5.25¢ per litre for the corresponding quarter in fiscal 2008.

Net earnings

We closed the fourth quarter of 2009 with net earnings of $38.0 million or $0.20 per share (same per share on a diluted basis), compared with $15.5 million for the corresponding period of fiscal 2008 ($0.08 per share on a diluted basis), an increase of $22.5 million, or 145.2% . The net earnings for the fourth quarter of 2009 chiefly reflects the performance of acquisitions, greater motor fuel gross margins, increased same-store merchandise revenues, growth in same-store motor fuel volume in Canada, sound management of operating expenses and decreased financial expenses. These positive items were partially offset by a decrease of same-store motor fuel volumes in the United States, a weakening Canadian dollar, the slight decline in the merchandise and service consolidated gross margin as well as a higher income tax expenses.

Alimentation Couche-Tard / 12

Selected Consolidated Financial Information

The following table highlights certain information regarding our operations for the 52-week periods ended April 26, 2009, April 27, 2008 and April 29, 2007:

(In millions of US dollars, unless otherwise stated)
		52-week periods ended
	April 26, 2009	April 27, 2008	April 29, 2007
Statement of Operations Data:
Merchandise and service revenues (1) :
United States	3,742.6	3,476.3	3,116.6
Canada	1,673.8	1,724.4	1,500.4
Total merchandise and service revenues	5,416.4	5,200.7	4,617.0
Motor fuel revenues:
United States	8,865.2	8,891.6	6,514.6
Canada	1,499.5	1,277.7	955.8
Total motor fuel revenues	10,364.7	10,169.3	7,470.4
Total revenues	15,781.1	15,370.0	12,087.4
Merchandise and service gross profit (1) :
United States	1,226.2	1,146.5	1,046.9
Canada	574.9	601.1	526.6
Total merchandise and service gross profit	1,801.1	1,747.6	1,573.5
Motor fuel gross profit:
United States	545.6	393.9	372.1
Canada	89.9	82.0	58.9
Total motor fuel gross profit	635.5	475.9	431.0
Total gross profit	2,436.6	2,223.5	2,004.5
Operating, selling, administrative and general expenses	1,848.8	1,738.9	1,512.4
Depreciation and amortization of property and equipment and other assets	183.0	172.5	133.8
Operating income	404.8	312.1	358.3
Net earnings	253.9	189.3	196.4
Other Operating Data:
Merchandise and service gross margin (1) :
Consolidated	33.3%	33.6%	34.1%
United States	32.8%	33.0%	33.6%
Canada	34.3%	34.9%	35.1%
Growth of same-store merchandise revenues (2) (3) :
United States	0.6%	2.5%	3.3%
Canada	2.2%	4.0%	2.6%
Motor fuel gross margin (3) :
United States (cents per gallon)	17.55	13.58	14.90
Canada (Cdn cents per litre)	4.97	5.08	4.31
Volume of motor fuel sold (4) :
United States (millions of gallons)	3,214.9	3,019.9	2,609.0
Canada (millions of litres)	2,059.0	1,655.0	1,554.5
(Decrease) growth of same-store motor fuel volume (3) :
United States	(6.4%)	(0.2%)	2.9%
Canada	3.7%	6.3%	4.8%
Per Share Data:
Basic net earnings per share (dollars per share)	1.31	0.94	0.97
Diluted net earnings per share (dollars per share)	1.29	0.92	0.94
Balance Sheet Data:
Total assets	3,255.9	3,320.6	3,043.2
Interest-bearing debt	749.2	842.2	870.0
Shareholders’ equity	1,326.0	1,253.7	1,145.4
Ratios
Net interest-bearing debt/total capitalization (5)	0.30:1	0.33:1	0.39:1
Net interest-bearing debt/EBITDA (6)	0.98:1	1.29:1	1.48:1

(1)	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2)	Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
(3)	For company-operated stores only.
(4)	Includes volume of franchisees and dealers.
(5)

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders’ equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(6)

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Alimentation Couche-Tard / 13

Analysis of consolidated results for the fiscal year ended April 26, 2009

Revenues

Our revenues amounted to $15.8 billion in fiscal 2009, up $411.1 million, an increase of 2.7%, of which $1.6 billion was attributable to acquisitions, further complemented by the growth of same-store merchandise revenues in the United States and Canada, as well as the growth in same-store motor fuel volume in Canada. These positive items were partially offset by a drop in same-store motor fuel volumes in the United States, a $411.0 million decrease in revenues related to the drop in motor fuel retail price as compared to last year, and the $310.6 million decrease created by the weakening Canadian dollar. The proportion of our business in the United States was 79.9% compared with 80.5% in fiscal 2008.

More specifically, the growth of merchandise and service revenues for fiscal 2009 was $215.7 million or 4.1%, of which $335.3 million was generated by acquisitions, partially offset by the $170.5 million decrease related to the depreciation of the Canadian dollar against its U.S. counterpart. Internal growth, as measured by the growth in same-store merchandise revenues, was 0.6% in the United States and 2.2% in Canada. Growth in the United States is chiefly due to the positive effect of the federal tax increase on tobacco products during the fourth quarter of fiscal 2009, as well as the ability of our business units to put forward a product mix allowing them to maintain revenues as well as gross margin. These growth factors were partially offset by the impact of poor economic conditions in certain U.S. markets. As for the Canadian market, the internal growth is chiefly due to our merchandising strategy.

Motor fuel revenues increased $195.4 million or 1.9% in fiscal 2009, of which $1.2 billion or 463.1 million of gallons stems from acquisitions. This increase was partially offset by a $411.0 million drop in motor fuel revenues due to a lower average retail price at the pump in our U.S. and Canadian company-operated stores, as shown in the following table:

					Weighted
Quarter	1st	2nd	3rd	4th	average
52-week period ended April 26, 2009
United States (US dollars per gallon)	3.91	3.67	2.00	1.95	2.78
Canada (Cdn cents per litre)	122.66	114.37	78.05	78.67	95.63
52-week period ended April 27, 2008
United States (US dollars per gallon)	2.98	2.73	2.96	3.22	2.97
Canada (Cdn cents per litre)	98.49	92.35	95.92	103.69	97.43

The same-store motor fuel volume fell 6.4% in the United States and rose 3.7% in Canada. In the United States, the decrease is not only due to poor economic conditions affecting some business units but also to the overall decline in consumer demand resulting from the sharp increase in retail prices at the pump during the first half of fiscal 2009. The depreciation of the Canadian dollar against its U.S. counterpart accounts for a decrease in revenues of $140.1 million.

Gross profit

The merchandise and service gross margin was 33.3% in fiscal 2009, down 0.3% compared with 33.6% in fiscal 2008. In the United States, the gross margin was 32.8%, a slight decrease from 33.0% last fiscal year. In Canada, the margin fell 0.6% to 34.3% . This drop in the consolidated gross margin is due to three factors: 1) some recent acquisitions posted a lower gross margin than the existing network thereby lowering the overall gross margin. This situation should improve as our integration and improved supply terms strategies are implemented; 2) a merchandising strategy in tune with market competitiveness and economic conditions within each market; 3) a normal increase in inventory spoilage resulting from our strategy to boost our offer of fresh products in stores. Once again, we believe this situation will stabilize itself as the new programs reach their maturity.

The motor fuel gross margin for our company-operated stores in the United States increased 3.97¢ per gallon, from 13.58¢ per gallon last year to 17.55¢ per gallon this year. In Canada, the gross margin dropped slightly, reaching Cdn4.97¢ per litre compared with Cdn5.08¢ per litre in fiscal 2008. The motor fuel gross margin of our company-operated stores in the United States as well as the impact of expenses related to electronic payment modes for the last eight quarters, starting with the first quarter of fiscal year ending April 27, 2008, were as follows:

(US cents per gallon)
					Weighted
Quarter	1st	2nd	3rd	4th	average
52-week period ended April 26, 2009
Before deduction of expenses related to electronic payment modes	15.55	24.88	18.21	11.38	17.55
Expenses related to electronic payment modes	5.07	4.94	3.15	3.10	3.96
After deduction of expenses related to electronic payment modes	10.48	19.94	15.06	8.28	13.59
52-week period ended April 27, 2008
Before deduction of expenses related to electronic payment modes	16.73	13.04	14.38	10.02	13.58
Expenses related to electronic payment modes	4.15	3.82	3.98	4.02	3.99
After deduction of expenses related to electronic payment modes	12.58	9.22	10.40	6.00	9.59

Alimentation Couche-Tard / 14

Operating, selling, administrative and general expenses

For fiscal 2009, operating, selling, administrative and general expenses rose by 6.3% compared with fiscal 2008. Expenses increased by 8.0% because of acquisitions while they decreased by 2.9% because of the weakening Canadian dollar and 0.4% because of the decrease in electronic payment modes expenses. The remaining variance of 1.6% is mainly due to a normal increase in operating expenses caused by inflation, partially offset by our management of other controllable expenses.

Earnings before interests, taxes, depreciation and amortization [EBITDA] 1

EBITDA was $587.8 million, up 21.3% compared with last year. Acquisitions account for $19.6 million of this amount.

Depreciation and amortization of property and equipment and other assets

For fiscal year 2009, the depreciation expense increased because of the investments made through acquisitions and the ongoing implementation of the IMPACT program within our network, partially offset by the impact of sale and leaseback transactions completed during fiscal 2008.

Financial expenses

Financial expenses were down $18.4 million compared with fiscal 2008. This decrease is due to the combined reduction in our average borrowings and interest rates.

Income taxes

The income tax rate for fiscal year 2009 is 31.1% compared to 26.5% for fiscal 2008 which was positively impacted by the reversal of the unusual income tax expense related to Bill 15 in the Province of Québec. Excluding this unusual item, the income tax rate for fiscal year 2008 would have been 30.3% . As for the fiscal 2009 income tax rate, it was negatively affected by a non-recurring income tax expense related to a corporate reorganization undertaken in the second quarter as well as a less advantageous apportionment of taxable income among the various jurisdictions that have different income tax rates. As we previously stated, the benefits of the reorganization should continue to positively impact the income tax rate during the next quarters.

Net earnings

We closed fiscal 2009 with net earnings of $253.9 million, which equals $1.31 per share or $1.29 per share on a diluted basis compared with $189.3 million last year ($0.94 per share on a diluted basis), an increase of $64.6 million or 34.1% .

Financial Position as at April 26, 2009

As shown by our indebtedness ratios included in the “Selected Consolidated Financial Information” section and our net cash from operating activities, our financial position is excellent.

Our total consolidated assets stood at $3,255.9 million as at April 26, 2009, down $64.7 million compared with the previous fiscal year, chiefly due to the weakening Canadian dollar against its U.S. counterpart.

Shareholders’ equity was $1,326.0 million as at April 26, 2009, up $72.3 million resulting mainly from net earnings of $253.9 million, partially offset by the decrease of $67.7 million in accumulated other comprehensive income due to exchange rate fluctuations, by the repurchase and cancellation of shares totalling $94.3 million and $24.1 million in dividends paid. The net interest-bearing debt to total capitalization ratio stood at 0.30:1 versus 0.33:1 as at April 27, 2008.

Liquidity and Capital Resources

Our principal source of liquidity is net cash provided by operating activities and ours credit facilities. Our principal uses of cash are to finance our capital expenditures, pay dividends, meet debt service requirements and provide for working capital. We expect that cash available from operations together with borrowings available under our revolving unsecured credit facilities as well as potential sale and leaseback transactions will be adequate to meet our liquidity needs in the foreseeable future.

__________________________________
1 Earnings before interests, taxes, depreciation and amortization is not a performance measure defined by Canadian GAAP, but management, investors and analysts use this measure to evaluate our operating and financial performance. Note that our definition of this measure may differ from the ones used by other companies.

Alimentation Couche-Tard / 15

We have three credit agreements consisting of revolving unsecured credit facilities, each having a maximum amount of $650.0 million, $310.0 million and $40.0 million that could be extended each year by an additional year at our request and with the consent of the lenders. The credit facilities will mature September 22, 2012 and are available in the following forms:

  term revolving unsecured operating credits, available i) in Canadian dollars, ii) in US dollars, iii) in the form of Canadian dollars bankers’ acceptances, with stamping fees and iv) in the form of standby letters of credit not exceeding $50.0 million or the equivalent in Canadian dollars, with applicable fees. Depending on the form and the currency of the loan, the amounts borrowed bear interest at variable rates based on the Canadian prime rate, the banker’s acceptance rate, the U.S. base rate or the LIBOR rate plus a variable margin; and

  unsecured lines of credit in the maximum amount of $50.0 million, available in Canadian or US dollars, bearing interest at variable rates based, depending on the form and the currency of the loan, on the Canadian prime rate, the U.S. prime rate or the U.S. base rate plus a variable margin.

Under these credit agreements, we must maintain certain financial ratios and comply with certain restrictive covenants.

As at April 26, 2009, approximately $600.0 million were available under the terms of the credit agreements and we were in compliance with the restrictive covenants and ratios imposed by the credit agreements at that date.

Derivative financial instruments designated as hedges of the subordinated unsecured debt

During fiscal 2009, two of the interest rate swap agreements we held as at April 27, 2008 were terminated by the counterparties in exchange for the payment of penalties on their part for a total amount of $9.4 million. Following the termination of these swaps, we discontinued the related hedge accounting and the fair value of these swaps on the balance sheet was reversed as at the termination date. The fair value of the swaps that was allocated to the subordinated unsecured debt is presented as an integral part of it and is amortized using the effective rate method.

Pursuant to the terminations, we now have one interest rate swap agreement with a bank under which we pay interest on $100.0 million at a rate of LIBOR plus a rate factor of 2.98% . The interest rate is reset every six months over the term of the agreement. The swap agreement, which expires on December 15, 2013, provides that the bank has the right to terminate its arrangement with the payment of a termination fee if terminated before December 15, 2011 and, if terminated after that date, without payment of a termination fee. We formally document and designate each derivative financial instrument as a hedge of our subordinated unsecured debt. We determine that this derivative financial instrument is an effective hedge, at the time of the establishment of the hedge and for the duration of the instrument, since the date to maturity, the reference amount and interest rate of the instrument correspond to all the conditions of the debt.

Selected Consolidated Cash Flow Information

	52-week period	52-week period
(in millions of US dollars)	ended	ended	Change
	April 26, 2009	April 27, 2008	$
Operating activities
Cash flows (1)	450.1	359.2	90.9
Other	52.7	0.6	52.1
Net cash provided by operating activities	502.8	359.8	143.0
Investing activities
Purchase of property and equipment, net of proceeds from the disposal of property and equipment	(222.4)	(259.3)	36.9
Business acquisitions	(80.8)	(70.7)	(10.1)
Proceeds from sale and leaseback transactions	19.8	172.4	(152.6)
Other	(13.2)	(2.8)	(10.4)
Net cash used in investing activities	(296.6)	(160.4)	(136.2)
Financing activities
Net decrease in long-term debt	(116.5)	(14.3)	(102.2)
Share repurchase	(99.5)	(101.3)	1.8
Cash dividends paid	(24.1)	(25.6)	1.5
Interest rate swap early termination fees received	9.4	-	9.4
Issuance of shares	1.8	4.7	(2.9)
Net cash used in financing activities	(228.9)	(136.5)	(92.4)
Company credit rating
Standard and Poor’s	BB+	BB
Moody’s	Ba1	Ba1

(1)

These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss (gain) on disposal of property and equipment and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Alimentation Couche-Tard / 16

Operating activities

During fiscal 2009, net cash from operating activities reached $502.8 million, up $143.0 million from fiscal year 2008. This increase is mainly due to higher net earnings of $64.6 million in fiscal 2009 compared to 2008 and to positive changes in non cash working capital of $66.9 million. The non cash working capital increase is largely attributable to the decrease in the motor fuel retail price and cost as well as the impact of the improvement in the inventory turnover ratio.

Investing activities

During fiscal year 2009, our investments were primarily related to the replacement of equipment in some of our stores to enhance our offering of products and services, the addition of new stores as well as the ongoing implementation of our IMPACT program throughout our network. During fiscal year 2009, we also invested $80.8 million to acquire 107 company-operated stores.

Financing activities

During fiscal year 2009, the decrease in long term debt amounted to $116.5 million, while we repurchased shares for a total amount of $99.5 million. In addition, we paid out $24.1 million in dividends and cashed $9.4 million from two banks pursuant to their early termination of interest rate swap agreements.

Contractual Obligations and Commercial Commitments

Set out below is a summary of our material contractual cash obligations as at April 26, 2009:

	2010	2011	2012	2013	2014	Thereafter	Total
			(in millions of US dollars US)
Long-term debt	0.3	0.3	0.3	381.6	350.4	2.8	735.7
Capital lease obligations	3.7	3.4	2.4	2.1	1.4	0.7	13.7
Operating lease obligations	207.3	191.6	179.6	165.0	144.2	1,296.1	2,183.8
Purchase commitments	0.7	-	-	-	-	-	0.7
Total	212.0	195.3	182.3	548.7	496.0	1,299.6	2,933.9

Long-Term Debt. As at April 26, 2009, our long-term debt reached $749.2 million, the details of which are as follows:

i)

Term revolving unsecured operating credits of $381.3 million ($340.0 million for the US dollar portion and $41.3 million for the Canadian dollar portion). The weighted average effective interest rate was 1.10% for the US dollar portion and 1.24% for the Canadian dollar portion. Standby letters of credit in the amount of Cdn$1.0 million and $18.3 million were outstanding as at April 26, 2009.

ii)

Subordinated unsecured debt of $351.7 million (nominal value amounting to $350.0, net of attributable financing costs of $0.8 million, adjusted for the fair value of the interest rate swap designated as a fair value hedge of the debt), bearing interest at the effective rate of 7.56% (6.72% by taking into account the effect of the interest rate swap) and maturing December 15, 2013;

iii)	Other long-term debts of $20.7 million, including some obligations under capital leases.

Capital Lease Obligations. We have generally not promoted capital leases as a mean of financing. However, some capital leases were assumed in connection with certain acquisitions and we had to assume some more capital leases during the previous fiscal years. These obligations and related assets are included in our consolidated balance sheets.

Operating Lease Obligations. We lease an important portion of our real estate using conventional operating leases. Generally our real estate leases in Canada are for primary terms of five to ten years and in the United States, they are for ten to 20 years, in both cases, with options to renew. These obligations and related assets are not included in our consolidated balance sheets. Under certain of the store leases, we are subject to additional rentals based on store revenues as well as escalations in the minimum future lease amount.

Contingencies. In the normal course of business, we are involved in many legal disputes and claims regarding the manner in which we conduct our business. We believe that such claims and disputes are unfounded. It is our opinion that any disbursement resulting from such proceedings will not significantly impact the Company’s results and financial position.

We are covered by insurance policies that have significant deductibles. At this time, we believe that we are adequately covered through the combination of insurance policies and self-insurance. Future losses which exceed insurance policy limits or, under adverse interpretations, are excluded from coverage would have to be paid out of general corporate funds. In association with our workers' compensation policies, we issue letters of credit as collateral for certain policies.

Alimentation Couche-Tard / 17

We also issue surety bonds for a variety of business purposes, including bonds for taxes, lottery sales, wholesale distribution and alcoholic beverage sales. In most cases, a municipality or state governmental agency, as a condition of operating a store in that area, requires the surety bonds.

Off-Balance Sheet Arrangements

In the normal course of business, we finance some of our off-balance sheet activities through operating leases for properties on which we conduct our retail business. Our future commitments are included under “Operating Lease Obligations” in the table above.

Selected Quarterly Financial Information

The Company’s 52-week reporting cycle is divided into four quarters of 12 weeks each except for the third quarter, which comprises 16 weeks. When a fiscal year, such as 2006, contains 53 weeks, the fourth quarter comprises 13 weeks. The following is a summary of selected consolidated financial information derived from the Company’s unaudited interim consolidated financial statements for each of the eight most recently completed quarters. This information was prepared in accordance with Canadian GAAP and is reported in US dollars.

(In millions of US dollars except for per share data, unaudited)	52 weeks ended April 26, 2009				52 weeks ended April 27, 2008
Quarter	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Weeks	12 weeks	16 weeks	12 weeks	12 weeks	12 weeks	16 weeks	12 weeks	12 weeks
Revenues	2,994.0	3,911.7	4,556.4	4,319.0	3,705.8	4,590.9	3,499.8	3,573.5
Earnings before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	105.0	168.1	179.7	135.0	63.7	130.6	135.2	155.1
Depreciation and amortization of property and equipment and other assets	42.6	56.4	41.1	42.9	39.9	53.8	41.1	37.7
Operating income	62.4	111.7	138.6	92.1	23.8	76.8	94.1	117.4
Financial expenses	6.8	10.3	9.3	9.8	9.1	16.7	13.8	15.0
Net earnings	38.0	71.1	97.6	47.2	15.5	50.5	54.2	69.1
Net earnings per share
Basic	$0.20	$0.37	$0.50	$0.24	$0.08	$0.25	$0.27	$0.34
Diluted	$0.20	$0.36	$0.49	$0.24	$0.08	$0.24	$0.26	$0.33

The influences of the volatility of motor fuel gross margin and seasonality have an impact on the variability of our quarterly net earnings. Given the acquisitions in recent years and higher retail prices at the pump, motor fuel revenues have become a more significant segment of our business and therefore our results are more sensitive to the volatility of motor fuel gross margins. However, the majority of our operating income is still derived from merchandise and service sales.

Analysis of consolidated results for the fiscal year ended April 27, 2008

Our revenues amounted to $15.4 billion in fiscal 2008, up $3.3 billion, for an increase of 27.2%, of which $1.5 billion was attributable to the major acquisitions. The proportion of our business in the United States was 80.5% compared with 79.7% in 2007.

More specifically, the growth of merchandise and service revenues for fiscal 2008 was $583.7 million or 12.6%, of which $268.1 million was generated by acquisitions and $168.5 million was generated by the 11.2% appreciation of the Canadian dollar against its U.S. counterpart. Internal growth, as measured by the growth in same-store merchandise revenues, was 2.5% in the United States and 4.0% in Canada. Growth in the U.S. followed a positive trend despite the economic slowdown in some regions, especially in the southern part of the country. The situation was magnified by a significant rise in retail price at the pump, leaving that much less margin on consumers’ personal disposable income for in-store purchases. In the same manner, a tightened application of immigration laws in Arizona noticeably affected sales within the business unit whose stores had a strong concentration of Hispanic consumers. Lastly, in order to maintain and even improve our position, we implemented aggressive promotions in certain customized categories and we continued to implement one of our key success factors: our IMPACT program. As for the Canadian market, we launched promotions throughout fiscal year 2008 towards increasing customer traffic in our stores. In addition, we marketed and promoted products in growing demand, including value brand cigarettes and certain beverages. These initiatives were partially offset by the highly competitive landscape in Central and Eastern Canada and the growing smuggling on tobacco products.

Alimentation Couche-Tard / 18

Motor fuel revenues increased $2.7 billion or 36.1% in fiscal 2008, of which $1.2 billion stems from a higher average retail price at the pump in our U.S. and Canadian company-operated stores, as shown in the following table:

					Weighted
Quarter	1st	2nd	3rd	4th	average
52-week period ended April 27, 2008
United States (US dollars per gallon)	2.98	2.73	2.96	3.22	2.97
Canada (Cdn cents per litre)	98.49	92.35	95.92	103.69	97.43
52-week period ended April 29, 2007
United States (US dollars per gallon)	2.86	2.61	2.26	2.52	2.52
Canada (Cdn cents per litre)	96.08	89.87	80.27	90.11	88.42

The major acquisitions contributed 412.2 million additional gallons in fiscal 2008, or $1.2 billion in revenues. The appreciation of the Canadian dollar against its U.S. counterpart was also responsible for $128.8 million of the increase. The same-store motor fuel volume fell 0.2% in the United States and rose 6.3% in Canada. In the United States, the sluggish growth is mainly due to poor economic conditions in the southern part of the country and to the overall decline in consumer demand resulting from the sharp increase in retail prices at the pump. In addition, some of our competitors in the Great Lakes region launched aggressive promotions in which we did not participate. However, this strategy favourably impacted our margin in this market. In Canada, the growth is mainly due to the thriving economic conditions in Western Canada combined with the popularity of the CAA program in Quebec, and a more focused pricing strategy in Ontario.

Gross profit

The merchandise and service gross margin was 33.6% in fiscal 2008, compared with 34.1% in fiscal 2007. In the United States, the gross margin was 33.0%, down from 33.6% the previous fiscal year. Several U.S. markets facing an unfavourable economic climate implemented customized promotions in order to maintain and even increase the number of customers per store, thereby maintaining volumes but cutting margins. In addition, some acquisitions made in fiscal 2008 and 2007 with discount-based strategies have also compressed the margin. In Canada, the margin fell 0.2% to 34.9%, resulting mainly from aggressive promotions in the milk and cigarettes product segments and from a temporary and unfavourable change in the product mix that both occurred during the fourth quarter, as well as from non-recurring supplier rebates received during fiscal 2007.

The motor fuel gross margin for our company-operated stores in the United States decreased 1.32¢ per gallon, from 14.90¢ per gallon in fiscal 2007 to 13.58¢ per gallon in fiscal 2008. The drop in margin observed in the United States results from marked and successive increases in product costs that our business units were not able to transfer immediately to the consumers because of very competitive market conditions. It should be noted that the drop in the net margin would have been steeper when factoring in expenses related to electronic payment modes. In Canada, the margin rose, reaching Cdn5.08¢ per litre compared with Cdn4.31¢ per litre in fiscal 2007.

The motor fuel gross margin of our company-operated stores in the United States as well as the impact of expenses related to electronic payment modes for the last eight quarters before the end of fiscal 2008 were as follows:

(US cents per gallon)
					Weighted
Quarter	1st	2nd	3rd	4th	average
52-week period ended April 27, 2008
Before deduction of expenses related to electronic payment modes	16.73	13.04	14.38	10.02	13.58
Expenses related to electronic payment modes	4.15	3.82	3.98	4.02	3.99
After deduction of expenses related to electronic payment modes	12.58	9.22	10.40	6.00	9.59
52-week period ended April 29, 2007
Before deduction of expenses related to electronic payment modes	13.60	20.73	13.19	13.12	14.90
Expenses related to electronic payment modes	3.82	3.77	3.12	3.59	3.52
After deduction of expenses related to electronic payment modes	9.78	16.96	10.07	9.53	11.38

Operating, selling, administrative and general expenses

In fiscal 2008, operating, selling, administrative and general expenses rose by 0.7% as a percentage of merchandise and service revenues compared to fiscal 2007. Excluding expenses related to electronic payment modes which mostly fluctuate with motor fuel sales, operating, selling, administrative and general expenses increased only 0.2% as a percentage of merchandise and service revenues. This increase is mostly driven by the rise in rental charges, the overall increase in labour costs and conversion expenses for certain corporate motor fuel equipment in order to comply with ethanol distribution standards. Finally, the rising popularity of electronic payment modes further contributed to the increase of the related expenses which were already boosted by rising retail prices at the pump and increased motor fuel volume.

Alimentation Couche-Tard / 19

Earnings before interests, taxes, depreciation and amortization

EBITDA was $484.6 million in fiscal 2008, down 1.5% compared with fiscal 2007. Acquisitions account for $32.6 million of this amount.

Depreciation and amortization of property and equipment and other assets

During fiscal year 2008, the increase in depreciation expense stems primarily from investments made in fiscal 2007 and 2008 through acquisitions and the ongoing implementation of the IMPACT program in our network.

Financial expenses

During fiscal 2008, financial expenses were up $6.6 million compared with fiscal year 2007. The increase is primarily due to higher average borrowings to finance acquisitions, partially offset by a lower average interest rate.

Income taxes

The income tax rate for fiscal year 2008 is 26.5%, down from the 36.7% posted in fiscal 2007. This significant decrease is due to the reversal, in fiscal 2008, of the unusual income tax expense of $9.9 million previously recorded in fiscal 2007 following the adoption by the Government of Quebec of Bill 15 in the National Assembly of Quebec. Excluding this item for these two reference years, the income tax expense for fiscal 2008 would have been 30.3% and 33.5% in fiscal 2007. The balance is explained by a change in the breakdown of the earnings before tax between various fiscal jurisdictions.

Net earnings

We closed fiscal 2008 with net earnings of $189.3 million, which equals $0.94 per share or $0.92 per share on a diluted basis, compared with $196.4 million in fiscal year 2007, a decrease of $7.1 million or 3.6% .

Internal Controls

We maintain a system of internal controls over financial reporting designed to safeguard assets and ensure that financial information is reliable. We undertake ongoing evaluations of the effectiveness of internal controls over financial reporting and implement control enhancements, when appropriate. As at April 26, 2009, and April 27, 2008, our management and our external auditors reported that these internal controls were effective.

We also maintain a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information we disclose in this MD&A and other public disclosure documents, by taking into account materiality. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded and/or disclosed on a timely basis, as required by law, and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Critical Accounting Policies and Estimates
Estimates. This MD&A is based on Couche-Tard's consolidated financial statements, which have been prepared in accordance with Canadian GAAP. These principles require us to make certain estimates and assumptions that affect our financial position and results of operations as reflected in our financial statements. On an ongoing basis, management reviews its estimates, including those relating to supplier rebates, environmental costs, income taxes, lease accounting and asset retirement obligations based on available information. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from the estimates.

Inventory. Our inventory is comprised mainly of products purchased for resale including tobacco products, grocery items, beverages, packaged and fresh food products, other products and services and motor fuel. Inventories are valued at the lesser of cost and net realizable value. Cost of merchandise - distribution centres is determined according to the first-in first-out method, the cost of merchandise - retail is valued based on the retail price less a normal margin and the cost of motor fuel inventory is determined according to the average cost method. Inherent in the determination of margins are certain management judgments and estimates, which could affect ending inventory valuations and results of operations.

Impairment of Long-lived Assets. Property and equipment are tested for impairment should events or circumstances indicate that their book value may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use and eventual disposal. Should the carrying amount of long-lived assets exceed their fair value, an impairment loss in the amount of the excess would be recognized. The variability of these factors depends on a number of conditions, including uncertainty about future events. These factors could cause us to conclude that impairment indicators exist and require that impairment tests be performed, which could result in determining that the value of certain long-lived assets is impaired, resulting in a write-down of such long-lived assets.

Alimentation Couche-Tard / 20

Goodwill, Trademarks and Licences are evaluated for impairment annually, or more often if events or changes in circumstances indicate that the value of certain goodwill, trademarks or licences may be impaired. For the purpose of this impairment test, management uses estimates and assumptions to establish the fair value of its reporting units and intangible assets. If these assumptions and estimates prove to be incorrect, the carrying value of our goodwill, trademarks or licenses may be overstated. Our annual impairment test is performed in the first quarter of each fiscal year.

Environmental Matters. We provide for estimated future site remediation costs to meet government standards for known site contamination when such costs can be reasonably estimated. Estimates of the anticipated future costs for remediation activities at such sites are based on our prior experience with remediation sites and consideration of other factors such as the condition of the site contamination, location of sites and experience with contractors that perform the environmental assessments and remediation work.

In each of the U.S. states in which we operate, except Michigan, Iowa, Florida, Arizona, Texas and Washington State, there is a state fund to cover the cost of certain rehabilitation and removing of motor fuel tanks. These state funds provide insurance for motor fuel facilities operations to cover the cost of cleaning up contamination to the environment caused by the usage of underground motor fuel equipment. Underground motor fuel storage tank registration fees and a motor fuel tax in each of the states finance the trust funds. We pay the registration fees and remit the sales taxes to the states where we are a member of the trust fund. Insurance coverage is different in the various states.

Income Taxes. Future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective income tax bases. Future income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The calculation of current and future income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment regarding the financial statement carrying values of assets and liabilities which are subject to accounting estimates inherent in those balances, the interpretation of income tax legislation across various jurisdictions, expectations about future operating results and the timing of reversal of temporary differences and possible audits of tax fillings by the regulatory authorities. Management believes it has adequately provided for income taxes based on current available information.

Changes or differences in these estimates or assumptions may result in changes to the current or future income tax balances on the consolidated balance sheets, a charge or credit to income tax expense in the consolidated statement of earnings and may result in cash payments or receipts.

Insurance and Workers' Compensation. We use a combination of insurance, self-insured retention, and self-insurance for a number of risks including workers' compensation (in certain states), property damages, and general liability claims. Accruals for loss incidences are made based on our claims experience and actuarial assumptions followed in the insurance industry. A material revision to our liability could result from a significant change to our claims experience or the actuarial assumptions of our insurers. Actual losses could differ from accrued amounts. Workers' compensation is covered by government-imposed insurance in Canada and by third-party insurance in our United States operations, except in certain states where we are self-insured. With respect to the third-party insurance in the United States, independent actuarial estimates of the aggregate liabilities for claims incurred serve as a basis for our share of workers' compensation losses.

Recently Issued Accounting Standards

 Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards relating to goodwill are unchanged from the standards included in the previous Section 3062. This section is in narrow convergence with IFRS International Accounting Standard (“IAS”) 38 “Intangible Assets”.

This new standard is applicable to fiscal years beginning on or after October 1, 2008. We will implement this standard in our first quarter of fiscal year 2010 but we do not believe it will have a material impact on our consolidated financial statements.

Alimentation Couche-Tard / 21

International Financial Reporting Standards

In February 2008 the Canadian Accounting Standards Board (AcSB) announced that the use of International Financial Reporting Standards (IFRS) established by International Accounting Standards Board (IASB) will be required for publicly accountable profit-oriented enterprises as of the 2011 year. IFRS will replace Canada’s current GAAP for those enterprises. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and presentation. In the period leading up to the changeover, the AcSB is expected to continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date.

These new standards are applicable to fiscal years beginning on or after January 1, 2011. Companies will be required to provide comparative IFRS information for the previous fiscal year. Starting in the first quarter of our fiscal year 2012, we will publish consolidated financial statements prepared in accordance with IFRS.

We have developed a plan to convert our Consolidated Financial Statements to IFRS. We have a dedicated project manager to lead the conversion to IFRS. We continue to provide training to key employees and are monitoring the impact of the transition on ours business practices. A detailed analysis of the differences between IFRS and our accounting policies as well as an assessment of the impact of various alternatives are in progress. Changes in accounting policies are likely and could impact our consolidated financial statements.

Business Combinations, Consolidated Financial Statements and Non-controlling Interest

In January 2009, the CICA issued Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidations”, and Section 1602 “Non-controlling Interests”. These sections replace former Section 1581 “Business Combinations” and Section 1600 “Consolidated Financial Statements”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 1582 establishes standards for the recognition, measurement, presentation and disclosure of a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that direct acquisition costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier application is permitted.

Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. These sections are equivalent to the corresponding provisions of IFRS International Accounting Standard (“IAS”) 27 “Consolidated and Separate Financial Statements”. Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently. We will apply these new sections as of the beginning of the first quarter of our 2012 fiscal year.

Business Risks

Couche-Tard is constantly looking to control and improve its operations. In this perspective, identification and management of risks are key components of such activities. We have identified and assessed key risk factors that could negatively impact the Company’s objectives and its ensuing performance.

We manage risks on an ongoing basis and implement a series of measures designed to mitigate key risks described in the above section and their financial impact.

Motor fuel. We are sensitive to the changes in the motor fuel retail price and gross margin. Factors beyond our control such as changing supply terms, motor fuel price fluctuations due, among other things, to general economic conditions, as well as the market’s limited ability to absorb motor fuel retail price fluctuations are all factors that could influence the motor fuel retail price and related gross margin. During the 52-week period ending April 26, 2009, motor fuel sales accounted for 66.0% of our total revenue, yet the motor fuel gross margin represented only 26.0% of our overall gross profits. In fiscal 2009, a change of one cent per gallon would have resulted in a change of approximately $42.0 million in the motor fuel gross profit, with a corresponding impact on net earnings of $0.10 per share on a diluted basis for company-operated stores. To react as promplty as possible to motor fuel retail price fluctuations, we implemented a price management policy and entered into commercial agreements that guarantee supply consistency to a certain extent.

Alimentation Couche-Tard / 22

Electronic payment modes. We are exposed to significant fluctuations in expenses related to electronic payment modes resulting from large increases in motor fuel retail prices particularly in our U.S. markets because the majority of this expense is based on a percentage of the retail prices of motor fuel. For example, based on fiscal 2009, for each ten-cent increase in the retail price of a gallon of motor fuel, the expense associated with electronic payment modes would have increased by approximately $4.8 million, with a corresponding impact on net earnings of $0.02 per share on a diluted basis. Trying to mitigate the risk associated with electronic payment modes expenses, the Company joined a group of retailers in the U.S. and Canada whose objective is to prompt legislative authorities to regulate the cost of electronic payment modes. In addition, we regularly analyze other opportunities that would allow us to mitigate the risk associated with expenses related to electronic payment modes.

Seasonality and natural disasters. Weather conditions can have an impact on our revenues as historical purchase patterns indicate that our customers increase their transactions and also purchase higher margin items when weather conditions are favourable. Accordingly, we keep apprised of client needs and maintain an innovative approach to marketing and promotional campaigns. We have operations in the Southeast and Westcoast regions of the United States and although these regions are generally known for their mild weather, these regions are susceptible to severe storms including hurricanes as well as earthquakes in the Westcoast region and other natural disasters.

Economic conditions. Our revenues may be negatively influenced by changes in regional or local economic variables and consumer confidence. Changes in economic conditions could adversely affect consumer spending patterns, travel and tourism in certain of our market areas. While it is not feasible to determine the breadth or length of recessions, we adjust our merchandising strategies to economic conditions and promote constant innovation in commercial practices while maintaining tight control over our expenses and balance sheet.

Tobacco products. Tobacco products represent our largest product category of merchandise and service revenues. For fiscal year ended April 26, 2009, revenues of tobacco products were approximately 40.0% of total merchandise and service revenues. Significant increases in wholesale cigarette costs and a tax increase on tobacco products, as well as current and future legislation and national and local campaigns to discourage smoking in the United States and Canada, may have an adverse effect on the demand for tobacco products, and therefore reduce our revenues and profits in light of the competitive landscape and consumer sensitivity to the price of such products.

In addition, we sell brands of cigarettes that are manufactured to be sold by the Company on an exclusive basis and we could be sued for health problems caused by the use of tobacco products. In fact, various health-related legal actions, proceedings and claims arising out of the sale, distribution, manufacture, development, advertising and marketing of cigarettes have been brought against vendors of tobacco products. Any unfavourable verdict against us in an health-related suit could adversely affect our financial condition and ability to pay interest and principal on our debts. As per accounting standards, we have not established any reserves for the payment of expenses or adverse results related to any potential health-related litigation.

Competition. The industries and geographic areas in which we operate are highly competitive and marked by a constant change in terms of the number and type of retailers offering the products and services found in our stores. We compete with other convenience store chains, independent convenience stores, gas station operators, large and small food retailers, local pharmacies and pharmacies chains. Over the years, we expanded our network by selecting choice locations while developing an expertise in our market niche, namely by investing in our IMPACT program further supported by merchandising strategies tailored to our various markets. These strategies are driven by a diversified selection of proprietary brand products, loyalty progams for clients as well as special focus on customer service in order to secure a competitive advantage. Accordingly, we keep a close eye on competitors, changes in market trends and our market share towards reacting in a timely manner and maintaining our competitive position. We believe the choice location of our stores make it more difficult for new competitors to penetrate our market.

Environment. Our operations are subject to a variety of environmental laws and regulations, including those relating to emissions to the air, discharges into water, releases of hazardous and toxic substances and remediation of contaminated sites. Under various federal, provincial, state and local laws and regulations, we may, as the owner or operator, be liable for the costs of removal or remediation of contamination at our current stores or our former stores, whether or not we knew of, or were responsible for, the presence of such contamination. In this respect, we proactively seek means to limit the environmental impact of our activities and adopt sustainable processes. We regularly monitor our facilities for environmental contamination and take reserves on our financial statements to cover potential environmental remediation and compliance costs, as we consider appropriate.

In each of the U.S. states in which we operate, except Michigan, Iowa, Florida, Arizona, Texas and Washington State, there is a state fund to cover the cost of certain rehabilitation and removing of motor fuel tanks. These state funds provide insurance for motor fuel facilities operations to cover the cost of cleaning up contamination to the environment caused by the usage of underground motor fuel equipment. Underground motor fuel storage tank registration fees and a motor fuel tax in each of the states finance the trust funds. We pay the registration fees and remit the sales taxes to the states where we are a member of the trust fund. Insurance coverage is different in the various states.

Alimentation Couche-Tard / 23

Acquisitions. Acquisitions have been a significant part of our growth strategy. We expect to continue to selectively seek strategic acquisitions in the future. Our ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms for larger acquisitions, if at all. Although we have historically performed a due diligence investigation of the businesses or assets that we acquire and anticipate continuing to do so for future acquisitions, there may be liabilities of the acquired business or assets that we fail or are unable to uncover during our due diligence investigation and for which we, as a successor owner, may be responsible. When feasible, we seek to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price.

Legislative and regulatory requirements. Our business and properties are subject to governmental laws and regulations including, but not limited to, employment laws and regulations, regulations governing the sale of alcohol and tobacco, minimum wage requirements and other laws and regulations such as applicable tax laws and regulations. Any change in the legislation or regulations described above that is adverse to our properties and us could affect our operating and financial performance.

Interest rates. The Company is exposed to interest rate fluctuations associated with changes in the short-term interest rate. We carry a debt, $481.3 million of which bears interest at floating rates, including $100.0 million in subordinated unsecured debt under an interest rate swap agreement. By applying interest rates as they were in effect on April 26, 2009 to our current debt, our total interest expense would be approximately $28.8 million. A one-percentage point increase in interest rates would increase our total annual interest expense by $4.8 million or $0.02 per share on a diluted basis. We do not currently use derivative instruments to mitigate this risk. However, we regularly analyze our interest rate exposure. Various scenarios are simulated, including refinancing, the renewal of existing positions, alternative loans and hedges as well as our ability to deal with interest rate fluctuations.

Liquidity. Liquidity risk is the risk that we will encounter difficulties in meeting our obligations associated with financial liabilities and lease commitments. We are exposed to this risk mainly through our long-term debt, accounts payable and accrued expenses and our lease agreements. Our liquidities are provided mainly by cash flows from operating activities, borrowings available under our revolving credit facilities as well as potential sale and leaseback transactions.

On an ongoing basis, we monitor rolling forecasts of our liquidity reserve on the basis of expected cash flows taking into account operating needs, tax situation and capital requirements and ensure that we have sufficient flexibility under our available liquidity resources to meet our obligations. As at April 26, 2009, $1.0 billion are available under our credit facilities of which $600.0 million were unused. These credit facilities will mature only in September 2012.

Lawsuits. In the ordinary course of business, Couche-Tard is a defendant in a number of legal proceedings, suits, and claims common to companies engaged in retail business. We mitigate this risk through available insurance coverage, among others. We regularly monitor lawsuits and create reserves, as needed, in our financial results to cover potential estimated cost.

Insurance. We carry comprehensive liability, fire and extended coverage insurance on most of our facilities, with policy specifications and insured limits customarily carried in our industry for similar properties. Some types of losses, such as losses resulting from wars, acts of terrorism, or natural disasters, generally are not insured because they are either uninsurable or not economically practical. To cover the potential cost of this risk, we provide reserves, as needed, in our financial statements for the portion of losses that is uninsured or whose deductible is very high.

Acts of war or terrorism. Acts of war and terrorism could impact general economic conditions and the supply and price of crude oil. Such events could impact our revenues, operating results and financial situation.

Exchange rate. Most of our consolidated revenues and expenses are received or denominated in the functional currency of the markets in which we do business. Accordingly, our sensitivity to variations in foreign exchange rates is economically limited.

We are also exposed to foreign currency risk with respect to a portion of our long-term debt denominated in US dollars. As at April 26, 2009, everything else being equal, a hypothetical strengthening (weakening) of 5.0% of the US dollar against the Canadian dollar would have had a favourable (unfavourable) net impact of $25.2 million on Other comprehensive income.

Alimentation Couche-Tard / 24

Outlook

In the course of the fiscal year 2010, we expect to pursue our investments with caution in order to, amongst other things, deploy our IMPACT program. We believe we may be able to realize acquisitions by seizing opportunities arising from the economic climate and from the attractive access to our credit facilities. In view of current accessibility conditions to capital market and debt, we believe to be in good position to create value. However, we will continue to exercise patience in order to benefit from a fair price in view of current market conditions. We also intend to keep an ongoing focus on supply terms and operating expenses.

Finally, in line with our business model, we intend to continue to focus our resources on the sale of fresh products and on innovation, including the introduction of new products and services, in order to satisfy the needs of our large clientele.

July 14, 2009

Alimentation Couche-Tard / 25

MANAGEMENT’S REPORT

The consolidated financial statements of Alimentation Couche-Tard Inc. and the financial information contained in this Annual Report are the responsibility of management. This responsibility is applied through a judicious choice of accounting procedures and principles, the application of which requires the informed judgment of management. The consolidated financial statements were prepared according to generally accepted accounting principles in Canada and were approved by the Board of Directors. In addition, the financial information included in the Annual Report is consistent with the consolidated financial statements.

Alimentation Couche-Tard Inc. maintains accounting and administrative control systems which, in the opinion of management, ensure reasonable accuracy, relevance and reliability of financial information and well-ordered, efficient management of the Company’s affairs.

The Board of Directors is responsible for approving the consolidated financial statements included in this Annual Report, primarily through its Audit Committee. This Committee, which holds periodic meetings with members of management as well as with the external auditors, reviewed the consolidated financial statements of Alimentation Couche-Tard Inc. and recommended their approval to the Board of Directors.

The consolidated financial statements for the year ended April 26, 2009 were audited by PricewaterhouseCoopers LLP, our independent auditor, and their report indicates the extent of their audit and their opinion on the consolidated financial statements. The consolidated financial statements for the year ended April 27, 2008 were audited by Raymond Chabot Grant Thornton LLP.

July 14, 2009

“Alain Bouchard”	“Raymond Paré”
Alain Bouchard	Raymond Paré
President and	Vice-President and
Chief Executive Officer	Chief Financial Officer

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 (United States) and Canadian securities regulations, for Alimentation Couche-Tard Inc. With our participation management carried out an evaluation of the effectiveness of our internal control over financial reporting, as of the end of our fiscal year ended April 26, 2009. The framework on which such evaluation was based is contained in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this evaluation, management concluded that Alimentation Couche-Tard Inc.’s internal control over financial reporting was effective as at April 26, 2009.

PricewaterhouseCoopers LLP, our independent auditors, audited Alimentation Couche-Tard Inc.’s internal control over financial reporting as at April 26, 2009 and have issued their unqualified opinion thereon, which is included herein.

July 14, 2009

“Alain Bouchard”	“Raymond Paré”
Alain Bouchard	Raymond Paré
President and	Vice-President and
Chief Executive Officer	Chief Financial Officer

Alimentation Couche-Tard / 26

INDEPENDENT AUDITORS’ REPORT

To the Shareholders’ of
Alimentation Couche-Tard Inc.

July 14, 2009

We have completed an integrated audit of Alimentation Couche-Tard Inc. consolidated financial statements for the year ended April 26, 2009 and of its internal control over financial reporting as at April 26, 2009. Our opinions, based on our audit, are presented below.

Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Alimentation Couche-Tard Inc. as at April 26, 2009 and the related consolidated statement of earnings, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at April 26, 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated balance sheet as at April 27, 2008 and the consolidated statements of earnings, comprehensive income, changes in shareholder’s equity and cash flows for the years ended April 27, 2008 and April 29, 2007 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated June 13, 2008.

Internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at April 26, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of the internal control over financial reporting, included in the accompanying Management’s report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of the internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted auditing principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Alimentation Couche-Tard / 27

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at April 26, 2009 based on the criteria established in Internal Control – Integrated Framework issued by COSO.

/s/ PricewaterhouseCoopers LLP1
PricewaterhouseCoopers LLP1
Chartered Accountants

____________________
1 Chartered accountant auditor permit No. 19653

Alimentation Couche-Tard / 28

CONSOLIDATED STATEMENTS OF EARNINGS
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars (Note 2), except per share amounts)

	2009	2008	2007
	$	$	$
Revenues	15,781.1	15,370.0	12,087.4
Cost of sales (excluding depreciation and amortization of property and equipment and other assets as shown separately below)	13,344.5	13,146.5	10,082.9
Gross profit	2,436.6	2,223.5	2,004.5

Operating, selling, administrative and general expenses (note 6)	1,848.8	1,738.9	1,512.4
Depreciation and amortization of property and equipment and other assets (Note 6)	183.0	172.5	133.8
	2,031.8	1,911.4	1,646.2
Operating income	404.8	312.1	358.3
Financial expenses (Note 6)	36.2	54.6	48.0
Earnings before income taxes	368.6	257.5	310.3
Income taxes (Note 7)	114.7	68.2	113.9
Net earnings	253.9	189.3	196.4

Net earnings per share (Note 8)
Basic	1.31	0.94	0.97
Diluted	1.29	0.92	0.94

The accompanying notes are an integral part of the consolidated financial statements.

Alimentation Couche-Tard / 29

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars (Note 2))

					2009
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income	equity
	$	$	$	$	$
Balance, beginning of year	348.8	15.6	775.0	114.3	1,253.7
Comprehensive income:
Net earnings			253.9		253.9
Change in cumulative translation adjustments(1)				(67.7)	(67.7)
Comprehensive income					186.2
Dividends			(24.1)		(24.1)
Stock-based compensation expense (note 19)		2.7			2.7
Fair value of stock options exercised	0.6	(0.6)			-
Cash received upon exercise of stock options	1.8				1.8
Repurchase and cancellation of shares	(22.1)				(22.1)
Excess of acquisition cost over book value of Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled			(72.2)		(72.2)
Balance, end of year	329.1	17.7	932.6	46.6	1,326.0

(1) Includes a loss of $89.6 arising from the translation of US dollar denominated long-term debt designated as a foreign exchange hedge of the Company’s net investment in its U.S. self-sustaining operations (net of income taxes of $40.5) .

					2008
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income	equity
	$	$	$	$	$
Balance, beginning of year	352.3	13.4	681.9	97.8	1,145.4
Impact of changes in accounting policies			0.9	0.4	1.3
Balance, beginning of year, as restated	352.3	13.4	682.8	98.2	1,146.7
Comprehensive income :
Net earnings			189.3		189.3
Change in cumulative translation adjustments(1)				16.1	16.1
Comprehensive income					205.4
Dividends			(25.6)		(25.6)
Stock-based compensation expense (note 19)		4.0			4.0
Fair value of stock options exercised	1.8	(1.8)			-
Cash received upon exercise of stock options	4.7				4.7
Repurchase and cancellation of shares	(10.0)				(10.0)
Excess of acquisition cost over book value of class A multiple voting shares and class B subordinate voting shares repurchased and cancelled			(71.5)		(71.5)
Balance, end of year	348.8	15.6	775.0	114.3	1,253.7

(1) Includes a gain of $61.6 arising from the translation of US dollar denominated long-term debt designated as a foreign exchange hedge of the Company’s net investment in its U.S. self-sustaining operations (net of income taxes of $22.2) .

The accompanying notes are an integral part of the consolidated financial statements.

Alimentation Couche-Tard / 30

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars (Note 2))

					2007
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income	equity
	$	$	$	$	$
Balance, beginning of year	351.0	9.4	505.0	100.6	966.0
Comprehensive income:
Net earnings			196.4		196.4
Change in cumulative translation adjustments(1)				(2.8)	(2.8)
Comprehensive income					193.6
Dividends			(19.5)		(19.5)
Stock-based compensation expense (note 19)		4.2			4.2
Fair value of stock options exercised	0.2	(0.2)			-
Cash received upon exercise of stock options	1.1				1.1
Balance, end of year	352.3	13.4	681.9	97.8	1,145.4

(1)  Includes a gain of $4.8 arising from the translation of US dollar denominated long-term debt designated as a foreign exchange hedge of the Company’s net investment in its U.S. self-sustaining operations (net of income taxes of $2.8) ..

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars (Note 2))

	2009	2008	2007
	$	$	$
Operating activities
Net earnings	253.9	189.3	196.4
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	161.4	151.8	114.4
Future income taxes	32.0	19.0	21.7
Loss (gain) on disposal of property and equipment and other assets	2.8	(0.9)	(3.8)
Deferred credits	9.4	13.3	30.5
Other	13.3	24.2	13.1
Changes in non-cash working capital (Note 9)	30.0	(36.9)	30.7
Net cash provided by operating activities	502.8	359.8	403.0

Investing activities
Purchases of property and equipment	(238.2)	(280.3)	(373.4)
Business acquisitions (Note 5)	(80.8)	(70.7)	(605.6)
Proceeds from sale and leaseback transactions	19.8	172.4	35.5
Proceeds from disposal of property and equipment and other assets	15.8	21.0	17.8
Increase in other assets	(13.2)	(3.3)	(15.6)
Deposit reimbursement on business acquisition	-	0.5	-
Temporary investments	-	-	21.1
Net cash used in investing activities	(296.6)	(160.4)	(920.2)

Financing activities
Net (decrease) increase in long-term debt	(116.5)	(14.3)	513.0
Repurchase of Class A multiple voting shares and Class B subordinate voting shares	(99.5)	(101.3)	-
Cash dividends paid	(24.1)	(25.6)	(19.5)
Interest rate swap early termination fees received (note 22)	9.4	-	-
Issuance of shares	1.8	4.7	1.1
Repayment of long-term debt	-	-	(167.2)
Net cash (used in) provided by financing activities	(228.9)	(136.5)	327.4
Effect of exchange rate fluctuations on cash and cash equivalents	(20.0)	11.4	-
Net (decrease) increase in cash and cash equivalents	(42.7)	74.3	(189.8)
Cash and cash equivalents, beginning of year	216.0	141.7	331.5
Cash and cash equivalents, end of year	173.3	216.0	141.7

The accompanying notes are an integral part of the consolidated financial statements.

Alimentation Couche-Tard / 31

CONSOLIDATED BALANCE SHEETS
as at April 26, 2009 and April 27, 2008
(in millions of US dollars (Note 2))

	2009	2008
	$	$
Assets
Current assets
Cash and cash equivalents	173.3	216.0
Accounts receivable (Note 10)	225.4	251.7
Inventories (Note 11)	400.3	444.5
Prepaid expenses	8.5	8.3
Future income taxes (Note 7)	37.0	24.7
	844.5	945.2
Property and equipment (Note 12)	1,789.4	1,748.3
Goodwill (Note 13)	384.8	402.6
Trademarks and licenses	172.0	170.3
Other assets (Note 14)	60.7	53.3
Future income taxes (Note 7)	4.5	0.9
	3,255.9	3,320.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 15)	758.1	842.7
Income taxes payable (Note 7)	26.3	18.6
Current portion of long-term debt (Note 16)	3.9	1.2
Future income taxes (Note 7)	0.7	-
	789.0	862.5
Long-term debt (Note 16)	745.3	841.0
Deferred credits and other liabilities (Note 17)	259.0	253.8
Future income taxes (Note 7)	136.6	109.6
	1,929.9	2,066.9

Shareholders’ equity
Capital stock (Note 18)	329.1	348.8
Contributed surplus	17.7	15.6
Retained earnings	932.6	775.0
Accumulated other comprehensive income	46.6	114.3
	1,326.0	1,253.7
	3,255.9	3,320.6

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

“Alain Bouchard”	“Richard Fortin”
Alain Bouchard	Richard Fortin
Director	Director

Alimentation Couche-Tard / 32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars, except share and stock option data)

1. Governing statutes and nature of operations

Alimentation Couche-Tard Inc. (the Company) is incorporated under the Companies Act (Quebec).

The Company owns and licenses 5,443 convenience stores across North America of which 4,395 are Company-operated and generates income primarily from the sales of tobacco products, grocery items, beverages, fresh food offerings, including quick service restaurants, other products and services and motor fuel.

2. Basis of presentation
Year-end date

The Company’s year-end is the last Sunday of April of each year. The years ended April 26, 2009, April 27, 2008 and April 29, 2007 are referred to as 2009, 2008 and 2007.

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).

Reporting currency

The Company uses the US dollar as its reporting currency to provide more relevant information considering its predominant operations in the United States and its US dollar-denominated debt.

3. Accounting changes
Inventories

On April 28, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3031, “Inventories”, which replaces Section 3030 of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write downs if an increase in value of these inventories occurs. The Section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write downs and the amount of any reversal of any write downs. The adoption of this new Section had no impact on the Company’s consolidated financial results.

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the Company adopted retrospectively and without restatement of prior periods the recommendations of the Emerging Issues Committee (EIC) of the CICA relating to Abstract 173 (EIC-173), “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. These recommendations provide guidance in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 stipulates that an entity’s own credit risk and the credit risk of the counterparty should be taken into consideration in determining the fair value of these items. The adoption of these new recommendations had no material impact on the Company’s consolidated financial results.

4. Accounting policies

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, management reviews its estimates, including those relating to supplier rebates, environmental costs, income taxes, lease accounting, purchase price allocation and asset retirement obligations, based on available information. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been eliminated in consolidation.

Foreign currency translation

The non-consolidated financial statements of the Company and its subsidiaries are prepared based on their respective functional currencies, which is the US dollar for US operations and the Canadian dollar for Canadian operations and corporate activities.

As the Company uses the US dollar as its reporting currency, in the Company’s consolidated financial statements, the Canadian and corporate operations are translated into US dollars using the current rate method. Under this method, assets and liabilities are translated using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the year. Capital stock, Contributed surplus and Retained earnings are translated using the historical rate. Gains and losses arising from translation are included in the Accumulated other comprehensive income account in Shareholders' equity.

Alimentation Couche-Tard / 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars, except share and stock option data)

4. Accounting policies (continued)

Net earnings per share

Basic net earnings per share is calculated by dividing the net earnings available to Class A and Class B shareholders by the weighted average number of Class A and Class B shares outstanding during the year. Diluted net earnings per share is calculated using the treasury stock method and takes into account the dilutive effect of stock options.

Revenue recognition

For its two major product categories, merchandise and motor fuel, the Company recognizes revenue at the point of sale. Merchandise sales are primarily comprised of the sale of tobacco products, grocery items, candy and snacks, beverages, beer, wine, fresh food offerings, including quick service restaurants, and services.

Service revenues include the commission on sale of lottery tickets and issuance of money orders, fees from automatic teller machines, sales of calling cards and gift cards, fees for cashing cheques, sales of postage stamps and bus tickets and car wash revenues. These revenues are recognized at the time of the transaction. Service revenues also include franchise and license fees, which are recognized in revenues over the period of the agreement to which the fees relate and royalties from franchisees and licensees, which are recognized periodically based on sales reported by franchise and licence operators.

Cost of sales and vendor rebates

Cost of sales is mainly comprised of the cost of merchandise and motor fuel sold including applicable freight less vendor rebates.

The Company records cash received from vendors related to vendor rebates as a reduction in the price of the vendors’ products and reflects them as a reduction of costs of sales and related inventory in its consolidated statements of earnings and balance sheets when it is probable that they will be received. Amounts received but not yet earned are presented in deferred credits.

Operating, selling, administrative and general expenses

The main items comprising Operating, selling, administrative and general expenses are labour, building occupancy costs, credit and debit card fees and overhead and include advertising expenses that are charged as incurred in the amount of $31.1 in 2009 and $28.2 in 2008 and 2007.

Self-insurance

In the United States, the Company is self-insured for certain losses related to general liability and workers’ compensation. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability. This cost is estimated based upon analysis of the Company’s historical data or actuarial estimates.

Cash and cash equivalents

Cash includes cash and demand deposits. Cash equivalents include highly liquid investments that can be readily converted into cash for a fixed amount and that mature less than three months from the date of acquisition.

Inventories

Inventories are valued at the lesser of cost and net realizable value. Cost of merchandise - distribution centres is determined according to the first-in first-out method, the cost of merchandise - retail is valued based on the retail price less a normal margin and the cost of motor fuel inventory is determined according to the average cost method.

Income taxes

The Company uses the asset and liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities using enacted or substantively enacted tax rates and laws, as appropriate, at the date of the consolidated financial statements for the years in which the temporary differences are expected to reverse. A valuation allowance is recognized to the extent that it is more likely than not that all of the future income tax assets will not be realized.

Property and equipment, depreciation and amortization and impairment

Property and equipment are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives using the straight-line method based on the following periods:

Buildings and building components	3 to 40 years
Equipment	3 to 40 years
Buildings under capital leases	Lease term
Equipment under capital leases	Lease term

Building components include air conditioning and heating systems, plumbing and electrical fixtures. Equipment includes signage, fuel equipment and in-store equipment.

Leasehold improvements and property and equipment on leased properties are amortized and depreciated over the lesser of their useful lives and the term of the lease.

Property and equipment are tested for impairment should events or circumstances indicate that their book value may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use and eventual disposal. Should the carrying amount of long-lived assets exceed their fair value, an impairment loss in the amount of the excess would be recognized.

Alimentation Couche-Tard / 34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars, except share and stock option data)

4. Accounting policies (continued)

Goodwill

Goodwill is the excess of the cost of an acquired business over the fair value of underlying net assets acquired from the business at the time of acquisition. Goodwill is not amortized. Rather it is tested for impairment annually during the first quarter, or more frequently should events or changes in circumstances indicate that it might be impaired. Should the carrying amount of a reporting unit’s goodwill exceed its fair value, an impairment loss would be recognized.

Trademarks and licenses

Trademarks and licenses have indefinite lives, are recorded at cost, are not amortized and are tested for impairment annually during the first quarter, or more frequently should events or changes in circumstances indicate that it might be impaired.

Deferred charges

Deferred charges are mainly expenses incurred in connection with the analysis and signing of the Company’s revolving unsecured operating credits amortized using the straight-line method over the period of the corresponding contract. Deferred charges also include expenses incurred in connection with the analysis and signing of operating leases which are deferred and amortized on a straight-line basis over the lease term. Other deferred charges are amortized on a straight-line basis over periods of five to seven years.

Rent expense

The Company accounts for capital leases in instances when it has acquired substantially all the benefits and risks incident to ownership of the leased property. The cost of assets under capital leases represents the present value of minimum lease payments and is amortized on a straight-line basis over the lease term. Assets under capital leases are presented under Property and equipment in the consolidated balance sheet.

Leases that do not transfer substantially all the benefits and risks incident to ownership of the property are accounted for as operating leases. When a lease contains a predetermined fixed escalation of the minimum rent, the Company recognizes the related rent expense on a straight-line basis over the term of the lease and, consequently, records the difference between the recognized rental expense and the amounts payable under the lease as deferred rent expense. The Company also receives tenant allowances, which are amortized on a straight-line basis over the term of the lease or useful life of the asset, whichever is shorter.

Gains resulting from sale and leaseback transactions are deferred and amortized over the term of the new lease agreement while losses are recorded in the consolidated statements of earnings at the transaction date.

Financing costs

Financing costs related to the Subordinated unsecured debt are amortized using the effective interest rate method and are presented in reduction of the long-term debt on the balance sheet.

Stock-based compensation and other stock-based payments

Stock-based compensation costs are measured at the grant date of the award based on the fair value method for all transactions entered into for years beginning on or after January 1, 2002. The fair value of stock options is recognized over the vesting period as compensation expense with a corresponding increase in contributed surplus. When stock options are exercised, the corresponding contributed surplus is transferred to capital stock.

Employee future benefits

The Company accrues its obligations under employee pension plans and the related costs, net of plan assets. The Company has adopted the following accounting policies with respect to the defined benefit plans:

  the accrued benefit obligations and the cost of pension benefits earned by active employees are actuarially determined using the projected benefit method prorated on service and pension expense is recorded in income as the services are rendered by active employees. The calculations reflect management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees;

  for the purpose of calculating the expected return on plan assets, those assets are valued at fair value;

  actuarial gains (losses) arise from the difference between actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and fair value of plan assets, established at the beginning of the year, is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the pension plans is nine years;

  on May 1, 2000, the Company adopted the new accounting standard on employee future benefits using the prospective application method. The Company is amortizing the transitional asset on a straight-line basis over 11 years, which was the average remaining service period of employees expected to receive benefits under the benefit plan as of May 1, 2000;

  past service costs are amortized on a straight-line basis over the average remaining service period of active employees.

The pension costs recorded in net earnings for the defined contribution plan is equivalent to the contribution which the Company is required to pay in exchange for services provided by the employees.

Alimentation Couche-Tard / 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars, except share and stock option data)

4. Accounting policies (continued)

Environmental costs

The Company provides for estimated future site remediation costs to meet government standards for known site contaminations when such costs can be reasonably estimated. Estimates of the anticipated future costs for remediation activities at such sites are based on the Company’s prior experience with remediation sites and consideration of other factors such as the condition of the site contamination, location of sites and experience with contractors that perform the environmental assessments and remediation work.

Asset retirement obligations

Asset retirement obligations relate to estimated future costs to remove underground motor fuel storage tanks and are based on the Company’s prior experience in removing these tanks, estimated tank useful life, lease terms for those tanks installed on leased properties, external estimates and governmental regulatory requirements. A discounted liability is recorded for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset at the time an underground storage tank is installed. To determine the initial recorded liability, the future estimated cash flows have been discounted at rates of 9.0% and 10.0%, representing the Company’s credit-adjusted risk-free rates at the time the costs have been estimated and revised. The amount added to property and equipment is amortized and an accretion expense is recognized in connection with the discounted liability over the remaining life of the tank or lease term for leased properties.

Financial instruments recognition and measurement

Following the application of 3855, the Company made the following classifications:

Financial assets and liabilities	Classification	Subsequent measurement (1)	Classification of gains and losses
Cash and cash equivalents	Held for trading	Fair value	Net earnings
Accounts receivable	Loans and receivables	Amortized cost	Net earnings
Investments in publicly-traded securities	Available for sale	Fair value	Other comprehensive income
Bank indebtedness and long-term debt	Other financial liabilities	Amortized cost	Net earnings
Accounts payable and accrued expenses	Other financial liabilities	Amortized cost	Net earnings

(1) Initial measurement of all financial assets and liabilities is at fair value.

Hedging and derivative financial instruments

The Company uses derivative financial instruments by way of interest rate swaps to manage current and forecasted risks related to interest rate fluctuations associated with the Company's Subordinated unsecured debt. The Company does not use freestanding derivative financial instruments for trading or speculative purposes.

The Company formally documents and designates each derivative financial instrument as a fair value hedge of its Subordinated unsecured debt. The Company determines that derivative financial instruments are effective hedges, at the time of the establishment of the hedge and for the duration of the instrument, since the date to maturity, the reference amount and interest rate of the instruments correspond to all the conditions of the debt.

The Company uses an interest rate swap as part of its program for managing the combination of fixed and variable interest rates of a portion of its debt and the corresponding aggregate cost of borrowing. Interest rate swaps involve an exchange of interest payments without an exchange of principal underlying the interest payments. The corresponding amount to be paid to counterparties or to be received from counterparties is accounted for as an adjustment of accrued interest.

In the case of an early termination of the interest swap agreement or if the hedge ceases to be effective prior to maturity, any realized and unrealized gains or losses would be recorded on the balance sheet and amortized to consolidated statement of earnings over the remaining term of the related hedged debt. In the event of early extinguishment of the debt, any realized or unrealized gains or losses related to the swap would be recognized in the consolidated statement of earnings at the time of the extinguishment of the debt.

The changes in fair value of the swap and the debt are recognized in net earnings, counterbalancing each other, except for any ineffective portion of the hedging relationship. On the balance sheet, the fair value of the interest swap is recorded in Other assets if it is favourable for the Company or in Deferred credits and other liabilities if it is unfavourable for the Company.

The Company has also designated its entire US dollar denominated long-term debt as a foreign exchange hedge of its net investment in its U.S. self-sustaining operations. Accordingly, the portion of the gains or losses arising from the translation of the US dollar denominated debt that is determined to be an effective hedge is recognized in Other comprehensive income, counterbalancing gains and losses arising from translation of the Company’s net investment in its U.S. self-sustaining subsidiaries. Should a portion of the hedging relationship become ineffective, the ineffective portion would be recorded in the consolidated statement of earnings.

Guarantees

A guarantee is defined as a contract or an indemnification agreement contingently requiring a company to make payments to a third party based on future events. These payments are contingent on either changes in an underlying or other variables that are related to an asset, liability, or an equity security of the indemnified party or the failure of another entity to perform under an obligating agreement. It could also be an indirect guarantee of the indebtedness of another party. Guarantees are initially recognized at fair value and subsequently revaluated when the loss becomes likely.

Alimentation Couche-Tard / 36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars, except share and stock option data)

4. Accounting policies (continued)

Recently issued accounting standards not yet implemented

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards relating to goodwill are unchanged from the standards included in the previous Section 3062.

This new standard is applicable to fiscal years beginning on or after October 1, 2008. The Company will implement this standard in its first quarter of fiscal year 2010 but does not believe it will have a material impact on its consolidated financial statements.

Business Combinations, Consolidated Financial Statements and Non-controlling Interest

In January 2009, the CICA issued Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidations”, and Section 1602 “Non-controlling Interests”. These sections replace former Section 1581 “Business Combinations” and Section 1600 “Consolidated Financial Statements”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 1582 establishes standards for the recognition, measurement, presentation and disclosure of a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that direct acquisition costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier application is permitted. If the Company realizes significant business combinations, this new Section could have a material impact on its consolidated financial statements, because direct acquisition costs would then be expensed when incurred. The Company’s actual policy is to include these costs in the purchase price of the acquired business.

Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently. The Company will apply these new sections as of the beginning of the first quarter of its 2012 fiscal year.

5. Business acquisitions

The Company has made the following business acquisitions that were accounted for using the purchase method. Earnings from the businesses acquired are included in the consolidated statements of earnings from their respective dates of acquisition.

2009

During 2009, the Company made the following business acquisitions:

  Effective February 10, 2009, the Company purchased seven company-operated stores from Gate Petroleum Company. The acquired stores operate under the Gate banner in the Greensboro and Raleigh regions of North Carolina, United States. The Company leases the land and buildings related to two sites and it owns the building and leases the land for one site, while it owns both these assets for the other sites.

  Effective February 5, 2009, the Company purchased 13 stores located in the province of Quebec, Canada from Exploitation Quali-T inc., a subsidiary of Groupe Therrien. The Company leases the land and buildings related to all of these sites.

  Effective July 8, 2008, the Company purchased 70 company-operated stores from Spirit Energy. For 11 sites, the Company owns the buildings and the land, it leases the land for two sites and leases both land and building for the remaining 57 sites. The acquired stores operate under the Convenient Food Mart banner in the St. Louis, Missouri area and the nearby central Illinois area, United States.

  Effective April 29, 2008, the Company purchased 15 company-operated stores from Speedway Superamerica LLC. The acquired stores operate under the Speedway banner in central Illinois, United States. The Company owns the land related to 14 sites and leases one while it owns all 15 buildings.

  During the current fiscal year, the Company purchased two stores through two distinct transactions. The Company owns land and buildings related to both transactions.

Alimentation Couche-Tard / 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars, except share and stock option data)

5. Business acquisitions (continued)

These acquisitions were settled for a total cash consideration of $80.8, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since the Company has not completed its fair value assessment of the net assets acquired for all transactions, the preliminary allocations of certain acquisitions are subject to adjustments to the fair value of the assets and liabilities until the process is completed. The allocations are based on the estimated fair values on the dates of acquisition:

$
Tangible assets acquired
Inventories	12.4
Property and equipment	59.1
Other assets	1.4
Total tangible assets	72.9
Liabilities assumed
Accounts payable and accrued liabilities	2.5
Deferred credits and other liabilities	1.8
Total liabilities	4.3
Net tangible assets acquired	68.6
Goodwill	12.2
Total consideration paid, including direct acquisition costs	80.8

The Company expects that approximately $4.7 of the goodwill related to these transactions will be deductible for tax purposes.

2008

During 2008, the Company made the following business acquisitions:

  Effective June 5, 2007, the Company purchased 28 company-operated stores and five land parcels from Sterling Stores LLC. The acquired stores operate under the Sterling banner in northwest Ohio, United States.

  During fiscal year 2008, the Company purchased 18 stores through 15 distinct transactions.

These acquisitions were settled for a total cash consideration of $70.7, including direct acquisition costs. The allocations are based on the estimated fair values on the dates of acquisition. The net assets acquired included working capital of $3.5, property and equipment of $59.6, goodwill of $7.1, a non-compete agreement of $1.1 and deferred credits and other liabilities of $0.6. Approximately $5.7 of the goodwill related to these transactions will be deductible for tax purposes.

2007

During 2007, the Company made the following business acquisitions:

  Effective April 10, 2007: acquisition, from Star Fuel Marts, LLC, of 53 company-operated stores operating under the All Star banner in Oklahoma City, Oklahoma, United States. 42 of the 53 stores are operated under operating leases;

  Effective February 26, 2007: acquisition, from Richcor, Inc., of 13 company-operated stores operating under the Groovin Noovin banner in the city of Pensacola, Florida, United States;

  Effective December 1, 2006: the Company purchased a network of 236 stores from Shell Oil Products US and its affiliate, Motiva Enterprises LLC. The majority of the stores acquired are operated under the Shell banner in the regions of Baton Rouge, Denver, Memphis, Orlando, Tampa and in the Southwest Florida, United States. Of the 236 stores, 174 are company-operated, 50 are operated by independent store operators and 12 have a motor fuel supply agreement;

  Effective October 30, 2006: the Company purchased, from Sparky’s Oil Company, 24 company-operated stores operating under the Sparky’s banner in the West Central Florida, United States;

  Effective October 4, 2006: from Holland Oil Company, purchase of 56 company-operated stores operating under the Holland Oil and Close to Home banners in Ohio, United States. Two of the acquired stores were immediately closed;

  Effective August 21, 2006: purchase of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States from Moore Oil Company LLC. Of these 24 stores, 11 are operated by the Company and 13 are operated by independent store operators;

  Effective June 12, 2006: from Spectrum Stores, Inc. and Spectrum Holding, Inc., purchase of 90 company-operated stores, the majority of which are operated under the Spectrum banner in the States of Alabama and Georgia in the United States;

These acquisitions were settled for a total cash consideration of $600.6, including direct acquisition costs. The net assets acquired included working capital of $30.0, property and equipment of $461.2, goodwill of $113.5, non-compete agreement of $1.0, trademarks of $0.4, other assets of $1.3 and deferred credits and other liabilities of $6.8. Approximately $51.0 of the goodwill related to these transactions will be deductible for tax purposes.

Alimentation Couche-Tard / 38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars, except share and stock option data)

6. Supplementary information relating to the consolidated statements of earnings

Supplementary information related to the rental expense included in Operating, selling, administrative and general expenses:

	2009	2008	2007
	$	$	$
Net rent expense
Rent expense	237.6	209.0	184.7
Sub-leasing income	(19.6)	(18.3)	(14.9)
	218.0	190.7	169.8

	2009	2008	2007
	$	$	$
Depreciation and amortization
Property and equipment	181.7	170.6	132.3
Other assets	1.3	1.9	1.5
	183.0	172.5	133.8

Financial expenses
Interest on long-term debt	37.4	58.2	54.0
Interest income	(1.2)	(3.6)	(6.0)
	36.2	54.6	48.0

7. Income taxes

	2009	2008	2007
	$	$	$
Current income taxes	82.7	49.2	92.2
Future income taxes	32.0	19.0	21.7
	114.7	68.2	113.9

The principal items which resulted in differences between the Company's effective income tax rates and the combined statutory rates in Canada are detailed as follows:

	2009	2008	2007
	%	%	%
Combined statutory income tax rate in Canada (a)	30.90	31.66	32.02
Impact of tax rate changes	0.12	0.32	0.30
Other permanent differences	0.10	(1.65)	1.20
Effective income tax rate before unusual income tax expense (reversal)	31.12	30.33	33.52
Unusual retroactive income tax (reversal) expense (b)	-	(3.84)	3.19
Effective income tax rate	31.12	26.49	36.71

(a)	The Company's combined statutory income tax rate in Canada includes the appropriate provincial income tax rates.

(b)

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, in 2007, the Company has recorded an unusual retroactive income tax expense of $9.9. During fiscal year 2008, the Company reversed this unusual income tax expense following an agreement with the taxing authorities.

The components of future income tax assets (liabilities) are as follows:
	2009	2008
	$	$
Short-term net future income tax assets
Expenses deductible during the next year	22.8	22.1
Loss deductible during the next year	13.8	-
Revenues taxable during the next year	(6.5)	-
Deferred credits	1.5	0.4
Other	4.7	2.2
	36.3	24.7

Long-term net future income tax liabilities
Property and equipment	(110.8)	(69.5)
Trademarks and licences	(58.5)	(53.8)
Deferred credits	17.6	19.7
Asset retirement obligations	12.7	14.0
Goodwill	(11.0)	(7.7)
Expenses deductible in future years	8.2	7.2
Non-capital losses	2.6	2.9
Unrealized exchange gain	(0.8)	(19.3)
Other	7.9	(2.2)
	(132.1)	(108.7)

Alimentation Couche-Tard / 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars, except share and stock option data)

8. Net earnings per share

The following table presents the information for the computation of basic and diluted net earnings per share:
	2009	2008	2007
	$	$	$
Net earnings available to Class A and B shareholders	253.9	189.3	196.4

Weighted average number of shares (in thousands)	193,596	201,486	202,119
Dilutive effect of stock options (in thousands)	3,872	4,992	6,087
Weighted average number of diluted shares (in thousands)	197,468	206,478	208,206
Basic net earnings per share available for Class A and B shareholders	1.31	0.94	0.97
Diluted net earnings per share available for Class A and B shareholders	1.29	0.92	0.94

In calculating diluted net earnings per share for 2009, 1,707,695 stock options (1,512,515 in 2008 and 504,996 in 2007) are excluded due to their antidilutive effect.

9. Supplementary information relating to the consolidated statements of cash flows

The changes in non-cash working capital are detailed as follows:

	2009	2008	2007
	$	$	$
Accounts receivable	28.7	(37.6)	(41.6)
Inventories	35.1	(46.4)	(24.4)
Prepaid expenses	-	5.6	1.8
Accounts payable and accrued liabilities	(49.5)	76.2	59.3
Income taxes payable	15.7	(34.7)	35.6
	30.0	(36.9)	30.7

Cash flows relating to interest and income taxes are detailed as follows:

	2009	2008	2007
	$	$	$
Interest paid	34.2	59.5	50.6
Income taxes paid	66.1	89.0	57.7

10. Accounts receivable

		2009	2008
		$	$
Trade accounts receivable and vendor rebates receivable		106.8	102.3
Credit and debit cards receivable		102.4	133.0
Environmental costs receivable (note 21)		3.0	2.8
Other accounts receivable		13.2	13.6
		225.4	251.7

11. Inventories

		2009	2008
		$	$
Merchandise – retail		289.2	267.0
Motor fuel		93.8	155.4
Merchandise – distribution centres		17.3	22.1
		400.3	444.5

Alimentation Couche-Tard / 40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars, except share and stock option data)

12. Property and equipment

			2009
		Accumulated
	Cost	depreciation	Net
	$	$	$
Land	498.2	-	498.2
Buildings	466.4	101.2	365.2
Leasehold improvements	330.2	140.3	189.9
Equipment	1,251.4	526.0	725.4
	2,546.2	767.5	1,778.7
Buildings and equipment under capital leases	23.5	12.8	10.7
	2,569.7	780.3	1,789.4

			2008
		Accumulated
	Cost	depreciation	Net
	$	$	$
Land	489.5	-	489.5
Buildings	434.5	81.0	353.5
Leasehold improvements	316.4	129.1	187.3
Equipment	1,184.9	467.9	717.0
	2,425.3	678.0	1,747.3
Buildings under capital leases	6.6	5.6	1.0
	2,431.9	683.6	1,748.3

13. Goodwill

		2009	2008
		$	$
Balance, beginning of year		402.6	373.8
Goodwill acquired during the year		12.2	7.1
Changes to preliminary purchase price allocations		-	5.3
Effect of exchange rate fluctuations		(30.0)	16.4
Balance, end of year		384.8	402.6

14. Other assets

		2009	2008
		$	$
Deferred charges, net		10.9	13.8
Environmental costs receivable (note 21)		19.3	14.9
Accrued pension benefit asset		7.1	8.7
Deposits		1.4	1.2
Other		22.0	14.7
		60.7	53.3

15. Accounts payable and accrued liabilities

		2009	2008
		$	$
Accounts payable and accrued expenses		510.3	618.0
Sales and other taxes payable		124.3	95.6
Salaries and related benefits		64.5	60.9
Deferred credits		13.7	18.6
Environmental costs		9.5	10.0
Other		35.8	39.6
		758.1	842.7

Alimentation Couche-Tard / 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars, except share and stock option data)

16. Long-term debt

	2009	2008
	$	$
US dollar term revolving unsecured operating credit A, maturing in September 2012 (a)	229.4	460.0
Canadian dollar term revolving unsecured operating credit A, maturing in September 2012 (Cdn$28.6 in 2009 and Cdn$41.0 in 2008) (a)	23.6	40.3
US dollar term revolving unsecured operating credit B, maturing in September 2012 (a)	110.6	-
Canadian dollar term revolving unsecured operating credit B, maturing in September 2012 (Cdn$21.4) (a)	17.7	-
Subordinated unsecured debt, at amortized cost (b)	351.7	334.7
Note payable, secured by the assets of certain stores, 8.75%, repayable in monthly instalments, maturing in 2019	4.5	4.7
Obligations related to buildings and equipment under capital leases, rates varying from 0.53% to 12.54% (9.00% to 12.54% in 2008), payable on various dates until 2019	11.7	2.5
	749.2	842.2
Current portion of long-term debt	3.9	1.2
	745.3	841.0

(a) Term revolving unsecured operating credits A, B and C:

As at April 26, 2009, the Company has credit agreements consisting of three revolving unsecured facilities of initial maximum amounts of $650.0 (Operating credit A), $310.0 (Operating credit B) and $40.0 (Operating credit C) each, with initial terms of five years, 51 months and 42 months respectively, that can be extended each year by one year at the request of the Company with the consent of the lenders. The credit facilities are available in the following forms:

  A term revolving unsecured operating credit, available i) in Canadian dollars, ii) in US dollars, iii) in the form of Canadian dollar bankers’ acceptances, with stamping fees and iv) in the form of standby letters of credit not exceeding $50.0 or the equivalent in Canadian dollars, with applicable fees. Depending on the form and the currency of the loan, the amounts borrowed bear interest at variable rates based on the Canadian prime rate, the bankers’ acceptance rate, the US base rate or the LIBOR rate plus a variable margin;

  An unsecured line of credit in the maximum amount of $50.0, available in Canadian or US dollars, bearing interest at variable rates based, depending on the form and the currency of the loan, on the Canadian prime rate, the US prime rate or the US base rate plus a variable margin.

Stand by fees, which vary based on a leverage ratio and on the utilization rate of the credit facilities, apply to the unused portion of the credit facilities. Stamping fees, standby letters of credit fees and the variable margin used to determine the interest rate applicable to amounts borrowed are determined according to a leverage ratio of the Company.

Under the credit agreements, the Company must maintain certain financial ratios and respect certain restrictive provisions.

As at April 26, 2009, the weighted average effective interest rate is 1.10% (3.51% in 2008) for the US dollar portion and 1.24% for the Canadian dollar portion (4.21% in 2008). In addition, Cdn$1.0 (Cdn$0.7 in 2008) and $18.3 ($17.9 in 2008) are used for standby letters of credit. As at April 26, 2009 and April 27, 2008, the available line of credit was unused and the Company was in compliance with the restrictive provisions and ratios imposed by the credit agreement. As at April 26, 2009, operating credit C was unused.

(b) Subordinated unsecured debt:

Subordinated unsecured debt of a nominal amount of $350.0, maturing December 15, 2013, bearing interest at a nominal rate of 7.5% (effective rate of 7.56% (8.23% in 2008)). Since December 15, 2008, the Company has the option for early repayment at a premium.

The Subordinated unsecured debt agreement imposes restrictions on certain transactions.

Instalments on long-term debt for the next fiscal years are as follows:

	Obligations
	related to
	buildings and
	equipment	Other loans	Other loans
	under capital	denominated in	denominated in
	leases	US dollars	Canadian dollars
	$	$	Cdn$
2010	3.7	0.3	-
2011	3.4	0.3	-
2012	2.4	0.3	-
2013	2.1	340.3	50.0
2014	1.4	350.4	-
2015 and thereafter	0.7	2.8	-
	13.7
Interest expense included in minimum lease payments	2.0
	11.7

Alimentation Couche-Tard / 42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars, except share and stock option data)

17. Deferred credits and other liabilities

	2009	2008
	$	$
Deferred gain on sale and leaseback transactions	101.3	97.7
Asset retirement obligations (a)	42.5	39.0
Deferred rent expense	20.4	16.1
Deferred branding costs	16.5	17.9
Provision for workers' compensation	16.5	11.5
Provision for site restoration costs	14.2	10.7
Deferred credits	10.2	17.1
Accrued pension benefit liability	9.8	10.4
Other liabilities	27.6	33.4
	259.0	253.8

(a)

The total undiscounted amount of estimated cash flows to settle the asset retirement obligations is approximately $127.5 and is expected to be incurred over the next 40 years. Should changes occur in estimated future removal costs, tank useful lives, lease terms or governmental regulatory requirements, revisions to the liability could be made.

The reconciliation of the Company’s liability for the asset retirement obligations related to the removal of its underground motor fuel storage tanks is as follows:

	2009	2008
	$	$
Balance, beginning of year	48.8	45.1
Liabilities incurred	0.4	0.6
Liabilities settled	(2.5)	(1.4)
Accretion expense	3.8	4.0
Business acquisitions	1.4	0.3
Revision of estimations	-	0.1
Effect of exchange rate fluctuations	(1.0)	0.1
Balance, end of year	50.9	48.8

Of the total liability recorded in the consolidated balance sheets as at April 26, 2009 and April 27, 2008, $42.5 and $39.0, respectively, are included in Deferred credits and other liabilities and the remainder is included in Accounts payable and accrued liabilities.

Alimentation Couche-Tard / 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars, except share and stock option data)

18. Capital stock

Authorized

Unlimited number of shares without par value

First and second preferred shares issuable in series, non-voting, ranking prior to other classes of shares with respect to dividends and payment of capital upon dissolution. The Board of Directors is authorized to determine the designation, rights, privileges, conditions and restrictions relating to each series of shares prior to their issuance.

Class A multiple voting and participating shares, ten votes per share except for certain situations which provide for only one vote per share, convertible into Class B subordinate voting shares on a share-for-share basis at the holder's option. Under the articles of amendment, no new Class A multiple voting shares may be issued.

Class B subordinate voting and participating shares, convertible automatically into Class A multiple voting shares on a share-for-share basis upon the occurrence of certain events.

The order of priority for the payment of dividends is as follows:

  first preferred shares;

  second preferred shares; and

  Class B subordinate voting shares and Class A multiple voting shares, ranking pari passu.

Issued and fully paid

The changes in number of outstanding shares are as follows:

	2009	2008
Class A multiple voting shares
Balance, beginning of year	53,881,212	56,175,312
Repurchase and cancellation of shares (a)	(24,100)	(2,116,600)
Conversion into Class B shares	(146,700)	(177,500)
Balance, end of year	53,710,412	53, 881,212

Class B subordinate voting shares
Balance, beginning of year	142,845,776	146,159,574
Repurchase and cancellation of shares (a)	(9,387,500)	(4,045,606)
Issued as part of a previous acquisition	160	288
Issued on conversion of Class A shares	146,700	177,500
Stock options exercised for cash	312,072	554,020
Balance, end of year	133,917,208	142,845,776

(a)

On August 8, 2007, the Company implemented a share repurchase program to repurchase up to 2,808,765 of the 56,175,312 Class A multiple voting shares and up to 7,332,066 of the 146,641,334 Class B subordinate voting shares issued and outstanding as at July 27, 2007 (representing 5.0% of the Class A multiple voting shares and 5.0% of the Class B subordinate voting shares, issued and outstanding as at that date, respectively). In accordance with the Toronto Stock Exchange requirements, a maximum daily repurchase of 25.0% of the daily trading averages for the six months preceding July 27, 2007 could be made. By making such repurchases, the number of Class A multiple voting shares and of Class B subordinate voting shares in circulation was reduced and the proportionate interest of all remaining shareholders in the Company’s share capital was increased on a pro rata basis. The share repurchase period ended on August 7, 2008. All shares repurchased under the share repurchase program were cancelled upon repurchase.

On August 8, 2008, the Company implemented a second share repurchase program to repurchase up to 2,693,860 of the 53,877,212 Class A multiple voting shares and up to 14,031,210 of the 140,312,108 Class B subordinate voting shares issued and outstanding as at July 29, 2008 (representing 5.0% of the Class A multiple voting shares issued and outstanding and 10.0% of the Class B subordinate voting shares of the public float, as defined by applicable rules, as at that date, respectively). In accordance with the Toronto Stock Exchange requirements, a maximum daily repurchase of the greater of: 25.0% of the daily trading averages for the six months preceding July 29, 2008 and 1,000 shares can be made. When making such repurchases, the number of Class A multiple voting shares and of Class B subordinate voting shares in circulation is reduced and the proportionate interest of all remaining shareholders in the Company’s share capital is increased on a pro rata basis. The share repurchase period will end no later than August 7, 2009. All shares repurchased under the share repurchase program are cancelled upon repurchase.

Alimentation Couche-Tard / 44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars, except share and stock option data)

19. Stock-based compensation and other stock-based payments

Stock option plan

The Company has a stock option plan (the Plan) under which it has authorized the grant of up to 16,892,000 stock options for the purchase of Class B subordinate voting shares of the Company.

Stock options have up to a ten-year term, vest 20.0% on the date of the grant and cumulatively thereafter on each anniversary date of the grant and are exercisable at the designated market price on the date of grant. The grant price of each stock option shall not be set below the weighted average closing price for a board lot of the Class B shares on the Toronto Stock Exchange for the five days preceding the grant. Each stock option is exercisable into one Class B share of the Company at the price specified in the terms of the stock option.

The table below presents the status of the Company's stock option plan as at April 26, 2009, April 27, 2008 and April 29, 2007 and the changes therein during the years then ended:

		2009		2008
		Weighted
	Number of stock	average	Number of stock	Weighted average
	options	exercise price	options	exercise price
		Cdn$		Cdn$
Outstanding, beginning of year	8,913,915	8.66	9,326,866	8.50
Granted	260,800	14.14	295,000	19.41
Exercised	(312,072)	6.61	(554,020)	9.02
Forfeited	(62,020)	17.85	(153,931)	18.77
Outstanding, end of year	8,800,623	8.83	8,913,915	8.66

Exercisable stock options, end of year	8,172,355		8,166,672

					2007
				Number of stock	Weighted average
				options	exercise price
					Cdn$
Outstanding, beginning of year				9,252,380	7.66
Granted				388,100	25.60
Exercised				(294,784)	4.17
Forfeited				(18,830)	13.67
Outstanding, end of year				9,326,866	8.50

Exercisable stock options, end of year				8,122,627

The following table presents information on the stock options outstanding and exercisable as at April 26, 2009:

		Options outstanding			Options exercisable
	Number of	Weighted average	Weighted	Number of	Weighted
	stock options	remaining	average	stock options	average
Range of	outstanding as at	contractual life	exercise	exercisable as at	exercise
exercise prices	April 26, 2009	(years)	price	April 26, 2009	price
Cdn$			Cdn$		Cdn$
2 – 4	2,442,028	1.40	2.66	2,442,028	2.66
6 – 8	3,350,700	2.96	7.37	3,350,700	7.37
8 – 12	1,180,200	4.56	10.49	1,180,200	10.49
12 – 16	425,000	7.83	13.64	208,000	13.12
16 – 20	868,970	6.52	17.47	672,176	17.46
20 – 26	533,725	7.55	24.64	319,251	24.59
	8,800,623			8,172,355

The fair value of stock options granted is estimated at the grant date using the Black-Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

	2009	2008	2007
Expected dividends (per share)	Cdn$0.14	Cdn$0.13	Cdn$0.12
Expected volatility	32.20%	32.00%	35.00%
Risk-free interest rate	3.20%	3.98%	4.14%
Expected life	8 years	8 years	8 years

The weighted average fair value of stock options granted in 2009 is Cdn$5.32 (Cdn$8.04 in 2008 and Cdn$11.64 in 2007).

For 2009, compensation cost charged to the consolidated statements of earnings amounts to $2.7 ($4.0 in 2008 and $4.2 in 2007).

Alimentation Couche-Tard / 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars, except share and stock option data)

19. Stock-based compensation and other stock-based payments (continued)

Deferred Share Unit Plan

The Company has a Deferred Share Unit Plan for the benefit of its external directors allowing them, at their option, to receive all or a portion of their annual compensation and directors’ fee in the form of Deferred Share Units (DSUs). A DSU is a notional unit, equivalent in value to the Company’s Class B share. Upon leaving the Board of Directors, participants are entitled to receive the payment of their cumulated DSUs either a) in the form of cash based on the price of the Company’s Class B shares as traded on the open market on the date of payment, or b) in Class B shares bought by the Company on the open market on behalf of the participant.

The DSU expense and the related liability are recorded at the grant date. The liability is adjusted periodically to reflect any variation in the market value of the Class B shares. As at April 26, 2009, the Company has a total of 56,920 DSUs outstanding (37,101 as at April 27, 2008).

20. Employee future benefits

The Company has a number of funded and unfunded defined benefit and defined contribution plans that provide retirement benefits to certain employees. Its defined benefit plans are based on years of service and on the average salaries of the five year period preceding retirement.

Total cash payments for employee future benefits consist of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded pension plans and cash contributed to its defined contribution plans and amount to $4.9 for 2009 ($4.3 for 2008 and $4.0 for 2007).

Defined benefit plans

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes the last Sunday of April of each year. The most recent actuarial valuation of the pension plans for funding purposes was as at December 31, 2007 and the next required valuation will be as of December 31, 2010.

Information about the Company's defined benefit plans, in aggregate, is as follows:

	2009	2008
	$	$
Accrued benefit obligation
Balance, beginning of year	41.6	36.0
Current service cost	0.7	0.7
Interest cost	2.2	2.1
Benefits paid	(2.0)	(2.2)
Past service costs	1.4	2.3
Actuarial gains	(5.7)	(0.9)
Effect of exchange rate fluctuations	(6.5)	3.6
Balance, end of year	31.7	41.6

	2009	2008
	$	$
Plans’ assets
Fair value, beginning of year	24.1	23.0
Actual return on plans’ assets	(1.1)	0.3
Employer contributions	0.5	0.2
Employee contributions	0.1	0.1
Benefits paid	(1.4)	(1.7)
Effect of exchange rate fluctuations	(3.7)	2.2
Fair value, end of year	18.5	24.1

Reconciliation of the funded status of the benefit plans to the amount recorded in the consolidated financial statements:

	2009	2008
	$	$
Fair value of plans’ assets	18.5	24.1
Accrued benefit obligation	31.7	41.6
Funded status of plan - deficit	(13.2)	(17.5)
Unamortized net actuarial loss	7.5	13.9
Unamortized transitional net asset	(0.9)	(1.7)
Unamortized past service cost	3.9	3.6
Accrued benefit liability	(2.7)	(1.7)

As at April 26, 2009, the accrued benefit obligation for unfunded pension plans amounts to $15.5 ($18.8 as at April 27, 2008).

Alimentation Couche-Tard / 46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars, except share and stock option data)

20. Employee future benefits (continued)

The accrued benefit asset is included in the Company’s balance sheets as follows:

		2009	2008
		$	$
Other assets		7.1	8.7
Deferred credits and other liabilities		(9.8)	(10.4)
Accrued benefit liability		(2.7)	(1.7)

As at the measurement date, plans’ assets consist of:

		Percentage of plans’ assets
		2009	2008
		%	%
Asset category
Equity securities		19.5	23.7
Debt securities		80.5	76.3
Total		100.0	100.0

The Company's pension benefit expense for the year is determined as follows:

			2009
	Incurred during the	Adjustments	Expense recognized
	year	(a)	during the year
	$	$	$
Current service cost, net of employee contributions	0.6	-	0.6
Interest cost	2.2	-	2.2
Actual return on plans’ assets	1.1	(2.4)	(1.3)
Amortization of the net transitional asset	-	(0.5)	(0.5)
Net actuarial (gains) losses	(5.7)	6.8	1.1
Past service cost	1.4	(0.9)	0.5
Pension expense for the year	(0.4)	3.0	2.6

			2008
	Incurred during the	Adjustments	Expense recognized
	year	(a)	during the year
	$	$	$
Current service cost, net of employee contributions	0.6	-	0.6
Interest cost	2.1	-	2.1
Actual return on plans’ assets	(0.3)	(1.2)	(1.5)
Amortization of the net transitional asset	-	(0.6)	(0.6)
Net actuarial (gain) losses	(0.9)	2.3	1.4
Past service cost	2.3	(2.0)	0.3
Pension expense for the year	3.8	(1.5)	2.3

			2007
	Incurred during the	Adjustments	Expense recognized
	year	(a)	during the year
	$	$	$
Current service cost, net of employee contributions	0.7	-	0.7
Interest cost	1.8	-	1.8
Actual return on plans’ assets	(1.7)	0.2	(1.5)
Amortization of the net transitional asset	-	(0.5)	(0.5)
Net actuarial losses	2.6	(1.7)	0.9
Past service cost	-	0.3	0.3
Pension expense for the year	3.4	(1.7)	1.7

(a) Adjustments to recognize the long-term nature of employee future benefit costs.

The significant weighted average actuarial assumptions which management considers the most likely to be used to determine the accrued benefit obligations and the pension expense are the following:

Accrued benefit obligation:
	2009	2008	2007
	%	%	%
Discount rate	8.00	6.00	5.25
Rate of compensation increase	4.00	4.00	4.00

Pension expense:
	2009	2008	2007
	%	%	%
Discount rate	6.00	5.25	5.75
Expected rate of return on plans’ assets	6.00	6.00	7.00
Rate of compensation increase	4.00	4.00	4.00

Alimentation Couche-Tard / 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars, except share and stock option data)

20. Employee future benefits (continued)

Defined contribution plans

The Company's total pension expense under its defined contribution plans for the year 2009 is $3.8 ($3.8 in 2008 and $3.5 in 2007).

Deferred compensation plan – United States operations

The Company sponsors a deferred compensation plan that allows certain employees in its US operations to defer up to 25.0% of their base salary and 100.0% of their cash bonuses for any given year. Interest accrues on the deferral and amounts due to the participants are generally payable on retirement, except in certain limited circumstances. Obligations under this plan amount to $6.1 as at April 26, 2009 ($7.5 as at April 27, 2008) and are included in Deferred credits and other liabilities.

21. Environmental costs

The Company is subject to Canadian and US legislations governing the storage, handling and sale of motor fuel and related products. The Company considers that it is compliant with all important aspects of the current environmental legislations.

The Company has an on going training program for its employees on environmental issues which includes preventive site testing and site restoration in cooperation with regulatory authorities. The Company also examines its motor fuel equipment annually.

In all US states in which the Company operates, except Michigan, Iowa, Florida, Arizona, Texas and Washington State, there is a trust fund to cover the cost of certain rehabilitation and removing of motor fuel tanks. These state funds provide insurance for motor fuel facilities operations to cover the cost of cleaning up damages to the environment caused by the usage of underground motor fuel equipment. Underground motor fuel storage tank registration fees and a motor fuel tax in each of the states finance the trust funds. The Company pays the registration fees and remits the sales taxes to the states where it is a member of the trust fund. Insurance coverage varies from state to state.

In order to provide for the above-mentioned restoration costs, the Company has recorded a $23.7 provision for environmental costs as at April 26, 2009 ($20.7 as at April 27, 2008). Of this amount, $9.5 ($10.0 as at April 27, 2008) is included in Accounts payable and accrued liabilities and the remainder is included in Deferred credits and other liabilities. Furthermore, the Company has recorded an amount of $22.3 for environmental costs receivable from trust funds as at April 26, 2009 ($17.7 as at April 27, 2008), of which $3.0 ($2.8 as at April 27, 2008) is included in Accounts receivable and the remainder is included in Other assets.

22. Financial instruments and capital risk management

Financial risk management objectives and policies

The Company’s activities expose it to a variety of financial risks: foreign currency risk, interest rate risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures, primarily interest risk.

Foreign currency risk

Most of the Company’s consolidated revenues and expenses are received or denominated in the functional currency of the markets in which it does business. Accordingly, the Company’s sensitivity to variations in foreign exchange rates is economically limited.

The Company is also exposed to foreign currency risk with respect to a portion of its long-term debt denominated in US dollars.

As at April 26, 2009, everything else being equal, a hypothetical strengthening (weakening) of 5.0% of the US dollar against the Canadian dollar would have had a favourable (unfavourable) net impact of $25.2 on Other comprehensive income.

Interest rate risk

The Company is exposed to interest rate risk through the portion of its long-term debt bearing interest at a variable rate. The Company’s policy is to maintain most of its borrowings in variable rate instruments using interest rate swaps when necessary.

The Company’s fixed rate long-term debt is exposed to a risk of change in its fair value due to changes in interest rates. To mitigate this risk, the Company has a fixed-to-variable interest rate swap on its Subordinated unsecured debt whereby it has agreed to swap the amount of the difference between variable interest rate and the fixed rate, calculated on the reference amounts. This interest rate swap has been designated as a fair value hedge of the Subordinated unsecured debt.

Alimentation Couche-Tard / 48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars, except share and stock option data)

22. Financial instruments and capital risk management (continued)

The amounts outstanding as at April 26, 2009 and April 27, 2008 are as follows:

Maturity (a)	Reference	Pays/receives	Fixed rate	Variable rate
	$		%
2009
December 2013	100.0	pays variable	7.5	LIBOR six month
		receives fixed		plus 2.98%
2008
December 2013	100.0	pays variable	7.5	LIBOR six month
		receives fixed		plus 3.03%
December 2013	100.0	pays variable	7.5	LIBOR six month
		receives fixed		plus 2.98%
December 2013	150.0	pays variable	7.5	LIBOR six month
		receives fixed		plus 2.89%

(a)	Under certain conditions, the maturity date of the swap can be altered to correspond with the repurchase conditions of the corresponding subordinated debt.

During 2009, two of the interest rate swap agreements held by the Company as at April 27, 2008 were terminated by the counterparties in exchange for the payment of penalties on their part for a total amount of $9.4. Following the termination of these swaps, the Company discontinued hedge accounting for these two swaps. The fair value of the terminated swaps recorded as part of the Subordinated unsecured debt is amortized using the effective rate method over the original term of the hedging relationship.

The Company is exposed to a risk of change in cash flows due to changes in interest rates on its variable rate long-term debt and does not currently hold any derivative instruments that mitigate this risk. The Company analyzes its interest rate exposure on an on going basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on net earnings of a defined interest rate shift. As at April 26, 2009, the impact on net earnings of a 1.0% shift would not have been significant. The fixed-to-variable interest rate swap related to the Subordinated unsecured debt has been included in this calculation.

Credit risk

The Company is exposed to credit risk with respect to Cash and cash equivalents, Trade accounts receivable and vendor rebates receivable, Credit and debit cards receivable and the interest rate swap.

Credit risk related to Trade accounts receivable and vendor rebates receivable is limited considering the nature of the Company’s activities and its counterparties. As at April 26, 2009, no single creditor accounted for over 10.0% of total Trade accounts receivable and vendor rebates receivable and the related maximum credit risk exposure corresponds to their carrying amount.

The Company mitigates the credit risk related to Cash and cash equivalents, Credit and debit cards receivable by dealing with major financial institution that have very low or minimal credit risk. As at April 26, 2009, the maximum credit risk exposure related to Cash and cash equivalents, Credit and debit cards receivable corresponds to their carrying amount.

The Company is exposed to credit risk arising from its interest rate swap when this swap results in a receivable from the financial institutions. In accordance with its risk management policy, the Company has entered into this swap with a major financial institution with a very low risk of default to reduce such credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its obligations associated with financial liabilities and lease commitments. The Company is exposed to this risk mainly through its Long-term debt, Accounts payable and accrued expenses and lease agreements. The Company’s liquidities are provided mainly by cash flows from operating activities, borrowings available under its revolving credit facilities as well as potential sale and leaseback transactions.

On an ongoing basis, the Company monitors rolling forecasts of its liquidity reserve on the basis of expected cash flows taking into account operating needs, tax situation and capital requirements and ensures that it has sufficient flexibility under its available liquidity resources to meet its obligations.

The contractual maturities of financial liabilities as at April 26, 2009 are as follows:

				Between one	Between two
	Carrying	Contractual	Less than	and two	and five	More than
	amount	cash flows	one year	years	years	five years
	$	$	$	$	$	$
Non-derivative financial liabilities:
Accounts payable and accrued liabilities	510.3	510.3	510.3	-	-	-
Term revolving unsecured operating credit A	253.0	262.6	2.8	2.8	257.0	-
Term revolving unsecured operating credit B	128.3	133.1	1.4	1.4	130.3	-
Subordinated unsecured debt	351.7	459.7	23.5	23.5	412.7	-
Other long-term debt	16.2	20.3	4.4	4.1	7.5	4.3
	1,259.5	1,386.0	542.4	31.8	807.5	4.3

Alimentation Couche-Tard / 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars, except share and stock option data)

22. Financial instruments and capital risk management (continued)

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated balance sheets, are as follows:

		2009		2008
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Cash and cash equivalents	173.3	173.3	216.0	216.0
Trade accounts receivable and vendor rebates receivable	106.8	106.8	102.3	102.3
Credit and debit cards receivable	102.4	102.4	133.0	133.0
Accounts payable and accrued expenses	510.3	510.3	618.0	618.0
Term revolving unsecured operating credit granted A	253.0	253.0	500.3	500.3
Term revolving unsecured operating credit granted B	128.3	128.3	-	-
Subordinated unsecured debt	351.7	346.2	334.7	353.5
Other long-term debt	16.2	16.2	7.2	7.2
Interest rate swaps (a)	2.6	2.6	(3.8)	(3.8)

(a) A negative amount indicates an amount payable by the Company.

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

  The fair value of Cash and cash equivalents, Trade accounts receivable and vendor rebates receivable, Credit and debit cards receivable, receivable related to interest rate swaps and Accounts payable and accrued liabilities is comparable to their carrying amount, given the short maturity periods;

  the fair value of the Subordinated unsecured debt has been estimated based on the discounted cash flows of the debt at the Company’s estimated incremental borrowing rates for debt of the same remaining maturities;

  there is no significant difference between the fair value and the carrying amount of other Long-term debt given that the largest loans bear interest at variable rates;

  the fair value of interest rate swaps is estimated by obtaining quotes (marked to market) from the Company’s banks and by adjusting it to take the counterparty’s credit rating into account. The quoted prices generally reflect the estimated amount that the Company would receive (favourable) or pay (unfavourable) to settle these agreements at the reporting date.

Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Company’s capital is comprised of total Shareholders’ equity and net interest-bearing debt. Net interest-bearing debt refers to Long-term debt and its current portion, net of Cash and cash equivalents and temporary investments, if any.

In order to maintain or adjust the capital structure, the Company may issue new shares, redeem shares, sell assets to reduce debt or adjust the amount of dividends paid to shareholders.

In its capital structure, the Company considers its stock option and deferred share unit plans. The Company’s stock redemption plan is also one of the tools it uses to achieve its objectives.

Consistent with others in the industry, the Company monitors capital on the basis of the net interest-bearing debt to total capitalization ratio (the ratio) and also monitors its credit ratings as determined by third parties. As at the balance sheet date, the ratio was as follows:

	2009	2008
	$	$
Current portion of long-term debt	3.9	1.2
Long-term debt	745.3	841.0
Cash and cash equivalents	173.3	216.0
Net interest-bearing debt	575.9	626.2

Shareholders’ equity	1,326.0	1,253.7
Net interest-bearing debt	575.9	626.2
Total capitalization	1,901.9	1,879.9

Net interest-bearing debt to total capitalization ratio	30.3%	33.3%

The decrease in the net interest-bearing debt to total capitalization ratio resulted primarily from the increase in Shareholders’ equity and from the decrease in Long-term debt and Cash and cash equivalents.

Alimentation Couche-Tard / 50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars, except share and stock option data)

22. Financial instruments and capital risk management (continued)

Under its Term revolving unsecured operating credit, the Company must meet the following ratios on a consolidated basis:

  a leverage ratio, which is the ratio of total Long-term debt less Cash and cash equivalents to EBITDA for the four most recent quarters. EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a non-GAAP measure;

  a fixed charge coverage ratio, which is the ratio of EBITDAR for the four most recent quarters to the total interest expense and the rent payments in the same periods. EBITDAR is a non-GAAP measure and is calculated as EBITDA plus rent payments.

The Company is in compliance with these covenants and monitors them on an ongoing basis.

The Company is not subject to any other significant externally imposed capital requirement.

23. Contractual obligations
Minimum lease payments

As at April 26, 2009, the Company has entered into operating lease agreements expiring on various dates until 2031 which call for aggregate minimum lease payments of $1,542.8 in the United States and of Cdn$775.5 in Canada for the rental of commercial space, equipment and a warehouse. Several of these leases contain renewal options and certain sites are subleased to franchise holders. The minimum lease payments for the next fiscal years are as follows:

	United States	Canada
	$	Cdn$
2010	134.4	88.2
2011	128.3	76.6
2012	123.4	68.0
2013	115.6	59.7
2014	102.4	50.6
2015 and thereafter	938.7	432.4

Purchase commitments

The Company has concluded agreements to acquire, during the next fiscal year, equipment which call for aggregate payments of Cdn$0.8.

Moreover, the Company has entered into various product purchase agreements that require it to purchase minimum amounts or quantities of merchandise and motor fuel annually. The Company has generally exceeded such minimum requirements in the past and expects to continue doing so for the foreseeable future. Failure to satisfy the minimum purchase requirements could result in termination of the contracts, change in pricing of the products, payments to the applicable providers of a predetermined percentage of the commitments and repayments of a portion of rebates received.

24. Contingencies and guarantees
Contingencies

Various claims and legal proceedings have been initiated against the Company in the normal course of its operations. In management's opinion, these claims and proceedings are unfounded. Management estimates that any payments resulting from their outcome are not likely to have a substantial negative impact on the Company's results and financial position.

Guarantees

Sublease agreements

The Company entered into a number of agreements to sublease premises to third parties. Under some of these agreements, the Company retains ultimate responsibility to the landlord for payment of amounts under the lease agreements should the sublessees fail to pay. The total future lease payments under such agreements are approximately $2.2 and their fair value is not significant. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

Alimentation Couche-Tard / 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 26, 2009, April 27, 2008 and April 29, 2007
(in millions of US dollars, except share and stock option data)

25. Segmented information

The Company operates convenience stores in the United States and Canada. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources fall mainly into two categories: merchandise and services and motor fuel.

Information on the principal revenue classes as well as geographic information is as follows:

			2009			2008
	US	Canada	Total	US	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	3,742.6	1,673.8	5,416.4	3,476.3	1,724.4	5,200.7
Motor fuel	8,865.2	1,499.5	10,364.7	8,891.6	1,277.7	10,169.3
	12,607.8	3,173.3	15,781.1	12,367.9	3,002.1	15,370.0

Gross profit
Merchandise and services	1,226.2	574.9	1,801.1	1,146.5	601.1	1,747.6
Motor fuel	545.6	89.9	635.5	393.9	82.0	475.9
	1,771.8	664.8	2,436.6	1,540.4	683.1	2,223.5

Property and equipment and goodwill (a)	1,735.3	438.9	2,174.2	1,643.2	507.7	2,150.9

						2007
				US	Canada	Total
				$	$	$
External customer revenues (a)
Merchandise and services				3,116.6	1,500.4	4,617.0
Motor fuel				6,514.6	955.8	7,470.4
				9,631.2	2,456.2	12,087.4

Gross profit
Merchandise and services				1,046.9	526.6	1,573.5
Motor fuel				372.1	58.9	431.0
				1,419.0	585.5	2,004.5

Property and equipment and goodwill (a)				1,572.0	473.4	2,045.4

(a)	Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

26. Subsequent event

On May 28, 2009, the Company acquired 43 corporate stores in the Phoenix, Arizona region, United-States from ExxonMobil Corporation (ExxonMobil). The land and buildings of ten of these sites are leased. As per the agreement, ExxonMobil also transferred to Couche-Tard the “On the Run” trademark rights in the United Sates as well as 450 franchised stores operating under this trademark in the United States.

Alimentation Couche-Tard / 52

www.couche-tard.com